FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-6 of

The Securities Exchange Act of 1934

For the Month of June, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	Notice of the annual shareholders’ meeting (English translation) issued by Matsushita Electric Industrial Co., Ltd. (the “registrant”); and

2.	Newsletter to shareholders issued by the registrant (English translation).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ SHIGERU NAKATANI
Shigeru Nakatani, Attorney-in-Fact Panasonic Finance (America), Inc.

Dated: July 10, 2003

NOTICE OF

THE 96TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 27, 2003

(This is an English translation of a notice circulated to shareholders in Japan.)

Matsushita Electric Industrial Co., Ltd

Kadoma, Osaka, Japan

May 30, 2003

Dear Shareholders:

Notice of the 96th Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 96th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the referential materials contained herein and to either mail, as soon as possible, the voting instruction card duly signed by you after marking “for” or “against” each bill, or to exercise your voting right via the website.

******************************

1.	Date:	10:00 a.m. Friday, June 27, 2003
2.	Place:	Head Office of the Company
3.	Purposes of the Meeting:
– Matters to be Reported:
The business report, balance sheet and statement of income with respect to the 96th fiscal period from April 1, 2002 to March 31, 2003
– Matters to be Acted Upon:
	Bill No. 1:	To approve the proposed allocation of profit with respect to the 96th fiscal period
	Bill No. 2:	To make partial amendments to the Company’s Articles of Incorporation
(See pages 21–24 for details of the bill.)
	Bill No. 3:	To approve the repurchase of the Company’s own shares
(See page 25 for details of the bill.)
	Bill No. 4:	To elect 6 directors
	Bill No. 5:	To elect 3 corporate auditors
	Bill No. 6:	To elect accounting auditors of the Company
	Bill No. 7:	To grant retirement allowances to retiring directors for their meritorious service
	Bill No. 8:	To grant retirement allowances to retiring corporate auditors for their meritorious service

Sincerely yours,

Kunio Nakamura

President and Director

Matsushita Electric Industrial Co., Ltd.

1006 Oaza Kadoma, Kadoma-shi, Osaka

(

Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Those exercising their voting rights via the website (http://www.web54.net) are requested to use the voting code and temporary password which are printed on the right hand side of the voting instruction card.

)

Editor’s notes:

1.	The financial statements and other information included in this Notice of Shareholders Meeting are prepared primarily on a parent company alone basis in accordance with Japanese regulations. In some cases where required, however, consolidated financial information is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.
2.	In accordance with the Regulations concerning Financial Documents under the Japanese Commercial Code, all amounts less than one million yen have been omitted in the financial statements in this Notice, unless otherwise indicated. Similarly, in this Notice, amounts less than one-tenth of a billion yen are truncated in cases where financial tables and descriptions are provided in billions of yen.
3.	An English translation of explanations for the exercise of voting rights via the website is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 96th Fiscal Period

(Fiscal year from April 1, 2002 to March 31, 2003)

1. Brief Business Review

(1) Business Progress and Results during the Period

The business environment during the year ended March 31, 2003 (fiscal 2003) was characterized by persisting instability. In the domestic market, economic recovery was impeded by such factors as a continuing deflationary trend, stagnant consumer spending and faltering capital investment, while overseas economies were negatively affected by slowed growth in the United States and increased uncertainty caused by the war in Iraq.

Amid such an environment, Matsushita undertook several Groupwide initiatives to achieve a V-shaped recovery from the operating loss recorded in fiscal 2002. Specifically, the Company aggressively introduced competitive “V-Products” that can capture a leading share in high-volume markets and make a significant contribution to overall business performance. Particularly, in the consumer electronics area, a number of such products, including DVD recorders, which the Company introduced ahead of the competition, and energy-efficient HFC-free refrigerators, gained favorable market acclaim, resulting in increased market share. Consequently, the Company achieved sales of approximately ¥1 trillion for 88 V-products on a Groupwide basis. The Company also intensified initiatives to strengthen overseas operations as a corporate “growth engine,” through aggressive sales promotion and regional strategies, aiming at enhanced earnings capability on a global basis.

Furthermore, in addition to a continuation of previous efforts, including manufacturing innovation, closure/integration of manufacturing bases and various IT innovations, the Company implemented comprehensive Groupwide business and organizational restructuring. This was executed for the purpose of eliminating duplication of businesses among Group companies, clarifying business domains as strategic business units and integrating R&D, manufacturing and sales in each business domain. Under this new structure, autonomous and customer-oriented, fully-integrated business operations have been established, thereby accelerating the Company’s growth strategy through concentration of resources. On October 1, 2002, the Company transformed five subsidiaries into wholly-owned subsidiaries. Thereupon, Matsushita launched a new structure with 14 business domains on January 1, 2003, through company splits and integrations of relevant businesses. Concurrently, to enhance the autonomy of management in each business domain, Matsushita conducted a thorough review of its operational structures and systems and established a new management system that stresses global consolidated management and cash flows.

As a result of these initiatives, net sales for fiscal 2003 grew 8.6% to ¥4,237.8 billion from ¥3,900.7 billion in the previous fiscal year, due mainly to strong sales of video and audio equipment within the AVC Networks category and Components and Devices, propelled by the Company’s V-Products. Excluding the effects of transfers of several parts of businesses to subsidiaries upon Groupwide business and organizational restructuring on January 1, 2003, net sales would have increased 11.1%.

With respect to profit, despite the negative impact of price declines during the year, sales increases, in addition to cost reduction efforts and the positive effects of the previous year’s business restructuring, resulted in a recurring profit of ¥80.1 billion, up ¥122.6 billion from a recurring loss of ¥42.4 billion in fiscal 2002. Meanwhile, the Company recorded a non-recurring profit of ¥52.2 billion, including a one-time profit from the return to the government of the substitutional portion of the employee pension funds, but incurred non-recurring losses of ¥43.9 billion due mainly to losses on valuation of investment securities caused by the deteriorated stock market conditions in Japan.

Furthermore, the Company incurred an additional negative effect of adjustments of deferred tax assets due to the introduction of a new pro forma taxation system. As a result of all the foregoing factors, net income for fiscal 2003 rose to ¥28.8 billion, up ¥161.2 billion from a net loss of ¥132.4 billion in the previous fiscal year.

Departmental Activities

AVC Networks

Video and audio equipment

Sales in this category increased to ¥738.2 billion, a 31.4% rise in comparison with the previous fiscal year. This significant improvement was realized mainly on the success of the aggressive launch of competitive V-Products, joined by increased demand related to the FIFA World CupTM held in June 2002.

Although overall demand for conventional TVs remained low, Matsushita maintained the top position in the Japanese digital TV industry. In the emerging flat-screen TV market, the Company also further strengthened its product lineup and significantly expanded sales with the launch of new products, from plasma display panel (PDP) TVs, which offer one of the industry’s highest levels of contrast and brightness, to LCD TVs.

In VCRs and audio equipment, new products such as the easy-to-use, compact digital camcorder “DIGICAM,” portable MD players and MD stereos became market hits, achieving solid sales growth.

The launch of the “DIGA” DVD recorder series, including models featuring a unique simultaneous recording and playback function and those with a built-in hard disk drive (HDD), helped enable the Company to maintain the leading market share in DVD recorders.

Matsushita enhanced the competitive advantage of the Secure Digital (SD) format in the industry through expansion of SD Memory Card compatible products, covering not only digital still cameras, but also audio equipment and information and communications equipment, as well as through the introduction of Matsushita’s unique compact SD multi-camera that can record both still and moving images.

Matsushita augmented its lineup of high picture quality, easy-to-use “LUMIX” digital still cameras, which led to an increased market share.

In the years to come, Matsushita will strive to solidify its digital AVC networks business, centered around digital TVs, DVDs and SD-related products, by expanding its opportunities in each of these product areas and interlinking them.

Information and communications equipment

Sales in this category grew 0.5% compared with the previous year, to ¥1,331.9 billion. Excluding the effects of transfers of certain businesses to subsidiaries, sales would have climbed 6.6%.

Steady sales of business-use AV equipment and automotive-related equipment more than offset the adverse effects of slow demand for IT-related equipment, resulting in higher overall sales in this category.

In communications equipment, Matsushita launched a new, slim Internet-capable mobile phone to favorable market response in Japan, and later, in the second half of the year, released a new camera-equipped handset in response to sharply rising demand. These endeavors, however, were countered by severe competition, and overall sales increased only marginally relative to the previous fiscal year.

In information equipment, the Company introduced the world’s lightest B5-sized notebook PC with extended battery capacity, and also expanded its lineup of ruggedized notebook PCs. However, sales of PC peripherals, including various disk drives, were forced into a year-on-year decline due to deteriorated market conditions.

In broadcast- and business-use AV equipment, new additions to the compact, light DVCPRO series of video systems for digital BS broadcasting, as well as for terrestrial digital broadcasting, which is scheduled to commence in late 2003, received high praise.

In automotive-related equipment, Matsushita recorded brisk sales of car navigation and car audio systems. It also launched a new terminal unit for the electronic toll collection (ETC) system to promote safe and reliable driving through a voice-operated guide.

For the future, Matsushita will place emphasis on the creation of products and systems that will help build business and social infrastructures as well as enhance governmental and other public services in the broadband network era leading to a “ubiquitous networking society” by leveraging the Company’s advanced digital AV technology and information technology.

Home Appliances

Sales in this category declined 0.6% year-on-year, to ¥662.0 billion. In the fiscal year under review, despite the successful launching of products that target modern new lifestyles, sales fell on account of protracted sluggishness in both consumer spending and housing investment.

In major home appliances, several new products gained acclaim from the market, including a fully automatic washer/dryer featuring the world’s first “bubble washing” system, a HFC-free refrigerator with the highest level of energy savings in Japan and a vacuum cleaner with minimized dust exhaust.

Matsushita also marketed an air conditioner and an oxygen air charger both of which offer the same oxygen concentration as that found in the natural environment by virtue of the Company’s original oxygen enrichment membrane process. Furthermore, Matsushita launched the “N-Eco Plan,” a new advertising and marketing campaign to enhance the “National” brand image.

In household equipment, overall sales declined due to sluggish demand for such products as ventilating fans. However, the Company achieved a large sales gain in 200-volt induction-heating cooking equipment. Matsushita also initiated a new business called “Safe Lighting Service” to promote collection of used fluorescent lamps for recycling. In addition, Matsushita advanced its work to develop “Echo-net” compatible products that offer more enriched and convenient lifestyles with networked home appliances and household equipment.

In the following years, Matsushita will strive to become the world’s leading eco-conscious appliance company that contributes to the enrichment of people’s lives by providing products and services that ensure customers’ “peace of mind, security and brand loyalty.”

Industrial Equipment

Sales in this category decreased 2.6% from the previous year, to ¥249.8 billion. Excluding the effects of transfers of several businesses to subsidiaries, sales would have increased 2.3%.

Although depressed capital spending led to a sales decline in Japan in this category, Matsushita expanded sales in overseas markets with exports to Asia and China leading the way.

In factory automation (FA) equipment, the Company reinforced cost competitiveness in high-speed electronic-parts-mounting machines, its principal product line, and, together with the introduction of the world’s fastest speed modular chip mounter, expanded its global marketing activities. Matsushita also expanded its product range of high-growth semiconductor-mounting machines.

In other industrial equipment, Matsushita released a number of new products, including the fully digital CO2/MAG automatic welding machine and “area flow” soldering equipment. Notwithstanding, overall sales declined due to sluggish demand for such products as business-use air conditioning equipment.

Into the future, Matsushita will invest management resources more aggressively and strengthen its sales networks in the high-growth Chinese market. The Company will also continue its ongoing efforts to create a new business model that provides not only hardware, but also total solutions, including engineering and related services.

Components and Devices

Sales in this category rose 15.0% in comparison with the previous year, to ¥1,255.6 billion. The Company’s principal lines of components and devices posted strong sales growth, driven by V-Products.

In general electronic components, sales gains were led by high-capacitance aluminum electrolytic capacitors and multilayer ceramic chip capacitors, as well as sensors for automobiles.

Sales Breakdown

Category	Sales (billions of yen)	Percentage of previous year	Percentage of total sales
AVC Networks	2,070.2	(114.3)% 109.7	48.9%
Video and audio equipment	738.2	131.4	17.4
Information and communications equipment	1,331.9	(106.6) 100.5	31.5
Home Appliances	662.0	99.4	15.6
Industrial Equipment	249.8	(102.3) 97.4	5.9
Components and Devices	1,255.6	115.0	29.6
Total	4,237.8	(111.1) 108.6	100.0
Domestic sales	2,717.2	(106.3) 102.8	64.1
Exports	1,520.6	121.0	35.9

(Notes)	1. Amounts less than one-tenth of a billion yen have been omitted.

2. Figures in parentheses represent percentage comparisons with the previous fiscal year excluding the effects of transfers of several businesses to subsidiaries upon Groupwide business and organizational restructuring on January 1, 2003.

In semiconductors, Matsushita launched a range of new products, notably the world’s first one-chip system LSI for DVD players as well as a system LSI for digital high-definition TVs, which attained one of the industry’s highest integration levels. With added contributions by these new products, the Company recorded steady sales growth in such key areas as semiconductors for digital AV equipment and mobile communications equipment.

In electric motors, Matsushita concentrated its sales efforts into growth products, such as the HDD spindle motor.

In the future, Matsushita will continue to create products with “black-box,” or proprietary technologies, that cannot be easily imitated by competitors, to attain a leading market share in a number of component and device categories, while also expanding total solution-oriented sales activities backed by these technologies.

Research and Development

During the year under review, Matsushita accelerated the development of V-Products that would propel a sharp recovery in business performance through R&D efforts conducted around the centralized “Strategic Products Development Platforms” established beyond traditional divisional borders. Matsushita also implemented the “Technology Business Plan” to further increase R&D efficiency and strengthen technology management. Based on this plan, Matsushita created a system that infuses management resources in areas of comparative strength through the introduction of a scientific R&D management approach and objective evaluations of the Company’s technological competitiveness. Furthermore, in an attempt to create important core technologies, Matsushita began comprehensive cooperative activities with several prominent universities in Japan for the development of key, next-generation technologies.

Overseas, Matsushita established a research center in Suzhou City, China, which, together with the R&D center established in Beijing in the previous fiscal year, sped up local-based product development in that country. Through such initiatives, Matsushita bolstered its network of global R&D activities.

R&D expenditures during the year totaled ¥260.0 billion. On a consolidated Groupwide basis, R&D expenditures amounted to ¥551.0 billion.

Capital Expenditures

With regard to capital expenditures, the Company, in view of the severe business environment, invested a total of ¥91.9 billion, mainly to increase production in such priority areas as semiconductors and digital AV equipment. On a consolidated basis, capital investment in property, plant and equipment totaled ¥251.4 billion.

Corporate Financing

All required funds for the year were financed from internal sources.

(2) Future Prospects and Challenges

The current fiscal year will witness a harsh management environment as a result of such factors as lackluster economies in Japan and the United States, post-war clearup in Iraq and proliferation of SARS cases.

Matsushita’s business vision over the mid- to long-term centers on contribution to “realizing a ubiquitous networking society” and “coexistence with the environment.” Fiscal 2004 will see the creation of a new Matsushita under a new management system, with a shift in focus from “deconstruction” (restructuring) to “creation” (growth strategy) aimed at achieving dramatic growth on a global scale.

Matsushita plans to introduce 90 new V-Products that will surpass fiscal 2003 models in both quality and quantity. The Company will strive to achieve nearly ¥1.2 trillion in total Group sales of these products, aiming at capturing 25% of the domestic consumer electronics market, while implementing worldwide simultaneous product introductions and marketing.

As a “growth engine,” Matsushita seeks to generate 60% or more of the Group’s total profit from overseas operations. In China, in particular, the Company will accelerate strategic approaches to maximize opportunities as both a production base for global markets and a vast, high-growth domestic market, setting a mid-term target at a ¥1 trillion business on a Groupwide basis in that country.

With regard to R&D, Matsushita will focus on the selection of key areas and concentration of technology resources into them and strive to create unique and advanced technologies, or “black-box” technologies, that cannot be easily imitated by competitors. In this way, Matsushita will build strong pillars of business in order to become the global leader in respective product areas.

In implementing these strategies, Matsushita will delegate substantial decision-making authority to each business domain company. At the same time, the Company will apply two quantitative business performance evaluation standards for each business domain company—Capital Cost Management (CCM) to measure capital efficiency, and cash flows, which measures the ability to generate cash—on a global consolidated basis to realize highly-efficient management.

From fiscal 2004, Matsushita will designate “Panasonic” as its globally unified brand name for overseas markets under the slogan of “Panasonic ideas for life.” This brand slogan represents the commitment of all employees around the world, from R&D and manufacturing to marketing and services, in providing products and services with valued ideas, which can enrich peoples’ lives and advance society. In the context of this slogan, the Company will further devote itself to increasing brand value.

To further advance environmental management, the Company will pursue its new environmental vision, based on the Company’s Environmental Statement, through efforts to accomplish its “Green Plan 2010” which sets forth specific objectives of the vision.

Through these endeavors, Matsushita will strive to fulfill its responsibility to society at large as a fair and open, global enterprise, guided by its long established corporate philosophy.

The Company would like to thank all of its shareholders for their continued support.

(3) Financial Summary

	Year ended March 31,
Fiscal period	2000	2001	2002	2003
Net sales (in billions of yen)	4,553.2	4,831.8	3,900.7	4,237.8
Recurring profit (loss) (in billions of yen)	113.5	115.4	(42.4)	80.1
Net income (loss) (in billions of yen)	42.3	63.6	(132.4)	28.8
Net income (loss) per common share (in yen)	20.53	30.63	(63.79)	12.80
Total assets (in billions of yen)	4,483.8	4,599.5	4,565.9	5,062.8
Net assets (in billions of yen)	2,574.8	2,716.6	2,553.3	2,768.0
Net assets per common share (in yen)	1,248.31	1,306.37	1,225.39	1,173.14

(Notes)	1. Amounts less than one-tenth of a billion yen have been omitted.
2. Beginning in fiscal 2000, tax effect accounting was applied.
3. Beginning in fiscal 2001, the Company adopted new accounting standards for retirement benefits and for financial instruments, and revised accounting standards for foreign currency transactions.

4. Net income (loss) per share amounts are calculated using the average number of shares outstanding during each fiscal period, while net assets per share amounts are based on the number of shares outstanding at the end of each period. Beginning in fiscal 2002, the average number of shares outstanding during the fiscal period and the number of shares outstanding at the end of the fiscal period were both calculated excluding the number of shares of treasury stock.

5. Beginning in fiscal 2003, net income per share was calculated in accordance with Accounting Standard No. 2, “Accounting Standard for Earnings per Share” and Accounting Standard No. 4, “Implementation Guidance for Accounting Standard for Earnings per Share.”

•	In fiscal 2000, sales in digital related products, information and communications related products, and components and devices showed steady growth. However, the continued stagnation of the consumer products area led to a decline in overall sales. Profits also decreased with the additional negative effects of a strong yen and intensified price competition.

•	In fiscal 2001, steady business growth in digital AV and mobile communications equipment, combined with the expansion in components and devices and FA related equipment for information and communications, led to an increase in net sales for the first time in three fiscal years. Profits also increased as improved overall management efficiency, including a reduction in manufacturing costs, more than offset the negative effects of a strong yen and intensified price competition.

•	In fiscal 2002, sales in all business segments decreased significantly as a result of sluggish demand and price erosion in and outside of Japan. With regard to profits, depressed sales and price declines resulted in a recurring loss. Exacerbated further by non-recurring losses, including a loss on business restructuring and a loss on valuation of investment securities, the Company recorded an unprecedented net loss.

•	Details of operations for fiscal 2003 (the latest fiscal period) are as described in the preceding pages under “(1) Business Progress and Results during the Period.”

2. Current Status of the Company

(1) Principal Business

The Company’s principal business is the manufacture and sale of electronic and electric equipment. Its major products can be classified as follows:

Categories	Main products
AVC Networks Video and audio equipment	Videocassette recorders (VCRs), camcorders and related equipment, digital still cameras, color TVs, TV/VCR combination units, PDP TVs, LCD TVs, DVD players/recorders, compact disc (CD) players, Mini Disc (MD) players, Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, electronic musical instruments ,satellite broadcast receivers and related equipment, etc.

Information and communications equipment	Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers, printers, copying machines, CRT and liquid-crystal displays, CD- ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives and other computer peripherals, CATV systems, broadcast-and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other automotive-related equipment, etc.

Home Appliances	Refrigerators, room air conditioners, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, infrared ray warmers, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems equipment, bath and sanitary equipment, electric lamps, bicycles, photographic flash units, fire extinguishers, etc.

Industrial Equipment	Electronic-parts-mounting machines, industrial robots, welding machines, electronic power distribution equipment, ventilation and air-conditioning equipment, vending machines, electronic measuring instruments, medical equipment, etc.

Components and Devices	Semiconductors, electronic tubes, electronic circuit components, printed circuit boards, transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, LCD devices, electric motors, micromotors, compressors, dry batteries, storage batteries, solar batteries, battery chargers, non-ferrous metals, etc.

(2) Principal Offices and Factories

(as of March 31, 2003)
Corporate head office:	Kadoma
Corporate branch office:
Tokyo Branch	Tokyo
Research and development divisions:
Advanced Technology Research Laboratories:	Kyoto, Kawasaki
Corporate Software Development Division:	Kadoma
Multimedia Development Center:	Kadoma
Devices Development Center:	Kadoma
Corporate Production Engineering Division:	Kadoma
Sales divisions
Corporate Consumer Products Distribution Division:	Osaka
Corporate Marketing Division for Panasonic Brand:	Tokyo
Corporate Marketing Division for National Brand:	Osaka
Corporate Commodity Sales Division:	Osaka, Tokyo
Corporate Housing Equipment Sales Division:	Kadoma
Corporate Electrical Supplies Sales Division:	Tokyo, Nagoya, Osaka
Corporate Industrial Marketing & Sales Division:	Tokyo, Sendai, Hachioji, Nagoya, Osaka, Fukuoka
Overseas management divisions:
Corporate Regional Management Divisions:	Osaka
(Americas; Europe; CIS, the Middle East and Africa; Asia and Oceania; China and Northeast Asia)
Corporate International Trade Division:	Osaka
Corporate International Business Operations Division:	Osaka
Production divisions:
Semiconductor Company:	Nagaokakyo, Arai, Uozu, Tonami, Tokyo, Kawasaki, Kyoto, Osaka, Takatsuki, Moriguchi, Bizen
Panasonic AVC Networks Company:	Kadoma, Natori, Tendo, Fukushima, Utsunomiya, Moriguchi, Ibaraki, Kobe, Okayama, Tsuyama
Panasonic Automotive Systems Company:	Tokyo, Hanamaki, Yokohama, Matsumoto, Toyota, Moriguchi, Kadoma, Hiroshima, Fukuoka
Panasonic System Solutions Company:	Tokyo (Shinagawa), Sapporo, Sendai, Shirakawa, Utsunomiya, Tokyo (Minato), Yokohama, Niigata, Kanazawa, Nagano, Shizuoka, Nagoya, Osaka, Kobe, Hiroshima, Takamatsu, Fukuoka, Naha
Home Appliance & Housing Electronics Company:	Toyonaka, Fukuroi, Yokaichi, Kobe, Hyogo, Yamato-Koriyama
Air-Conditioner Company:	Kusatsu, Yamanashi
Healthcare Business Company:	Yokohama
Lighting Company:	Takatsuki, Utsunomiya, Bizen
Display Devices Company:	Takatsuki, Utsunomiya, Ibaraki
Motor Company:	Daito, Takefu, Yonago
Corporate eNet Business Division:	Tokyo, Kadoma, Osaka

Organizational changes implemented, effective April 1, 2003, are as follows:

(Notes)	1. The Corporate Production Engineering Division was renamed the Corporate Manufacturing Innovation Division.
2. The Corporate Consumer Products Distribution Division was dissolved, and the Corporate Sales Strategy Division for National/Panasonic Retailers was newly established.
3. The Corporate Commodity Sales Division was dissolved, and the Commodity Marketing Division was newly established within the Corporate Marketing Division for National Brand.

4. The Home Appliance & Housing Electronics Company and Air-Conditioner Company were integrated into Matsushita Home Appliance Company. At the same time, the Corporate Housing Equipment Division became a division of the new Matsushita Home Appliance Company.

(3) Shares (as of March 31, 2003)

1) Number of shares authorized to be issued	4,950,000,000
2) Number of shares issued	2,447,923,088
Increase during the period:
Issuance of shares upon conversion of convertible bonds	1,234
Issuance of shares upon share exchanges with Matsushita Communications Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc	309,407,251
3) Number of shareholders	275,266
4) Major shareholders:

Name	Share ownership (in thousands of shares)	% of total voting shares	Our investment in large shareholders (in thousands of shares)	% of total voting shares

Japan Trustee Services Bank, Ltd. (trust account)

Moxley & Co.

The Master Trust Bank of Japan, Ltd. (trust account)

Sumitomo Mitsui Banking Corporation

Sumitomo Life Insurance Co.

Nippon Life Insurance Co.

Matsushita Investment & Development Co., Ltd.

Resona Bank, Ltd.

Mitsui Sumitomo Insurance Co., Ltd.

State Street Bank and Trust Co.

	134,887 119,696 99,908 97,649 81,849 67,796 56,713 44,017 39,276 34,130	6.05% 5.37 4.48 4.38 3.67 3.04 — 1.97 1.76 1.53	— — — — — — 223,033 — 6,249 —	—% — — — — — 31.04 — 0.43 —

(Notes)	1. Holdings of less than 1,000 shares have been omitted.

2. The above trust account of The Master Trust Bank of Japan, Ltd. is a custody account in which shares related to trust operations of The Mitsubishi Trust and Banking Co. and four other companies are held.

3. Sumitomo Mitsui Banking Corporation became a wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. through a share transfer in December 2002. As a result, the shares of Sumitomo Mitsui Banking Corporation held by the Company were exchanged for shares of Sumitomo Mitsui Financial Group, Inc., and the Company now possesses 103,570 thousand shares (1.82% of total voting shares) of Sumitomo Mitsui Financial Group.

4. The Company’s shares held by Matsushita Investment and Development Co., Ltd. do not carry voting rights as provided for in Article 241, Paragraph 3 of the Commercial Code of Japan.
5. The Company possesses 30,836 thousand shares (0.47% of total voting shares) of Resona Holdings Inc., the parent company of Resona Bank, Ltd.
6. The Company holds 88,606,377 shares of its own common stock.

5) Foreign share ownership:

No. of foreign shareholders	Share ownership (in thousands of shares)	% of total shares with voting rights
891	583,592	26.19%

6) Acquisition, disposition and possession of the Company’s own shares:

i. Acquisition of shares

Acquisition of shares upon resolutions of the Board of Directors, pursuant to “The Law for Special Exemptions to the Commercial Code concerning Procedures for the Retirement of Stock” and the Articles of Incorporation:

Common stock	5,586,000 shares
Aggregate amount spent for share purchase	¥9,401,026,000
Acquisition of shares upon resolutions of the Ordinary General Meeting of Shareholders:
Common stock	82,000,000 shares
Aggregate amount spent for share purchase	¥98,761,417,000
Acquisition of the Company’s shares held by subsidiaries:
Common stock	1,422,000 shares
Aggregate amount spent for share purchase	¥1,658,052,000
Acquisition of shares through the purchase of “less-than-a-unit shares”:
Common stock	4,789,377 shares
Aggregate amount spent for share purchase	¥5,950,444,898
ii. Disposition of shares
Allotment of shares of the Company’s common stock to the shareholders of Matsushita Communication Industrial Co., Ltd. (MCI) in lieu of issuing new shares upon the share exchange with MCI:
Common stock	59,984,408 shares

(Note) Upon the share exchange, the Company allotted these treasury shares and 176,967,239 newly issued shares of common stock to the shareholders of MCI and acquired 82,160,765 shares of MCI common stock

iii. Number of shares held at the end of fiscal 2003
Common stock	88,606,377 shares

(Note)	During the period from April 1 through April 15, 2003, the Company purchased 8,000,000 shares of its common stock in the aggregate amount of ¥7,712,106,000 based upon resolutions of the Ordinary General Meeting of Shareholders.

(4) Directors and Corporate Auditors

(titles and responsibilities are all as of March 31, 2003.)

Title	Name	Major responsibility or occupation
Chairman of the Board	Yoichi Morishita
Vice Chairman of the Board	Masayuki Matsushita
President	Kunio Nakamura
Executive Vice Presidents	Atsushi Murayama	In charge of Corporate Planning, Personnel and General Affairs
	Takashi Kawada	In charge of Communications and Automotive Electronics Businesses
Senior Managing Directors	Kazuo Toda	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand, Corporate Consumer Products Distribution Division, Commodity Sales, Housing Equipment Sales, Electrical Supplies Sales, Advertising, Logistics, Corporate CS Division and Design
	Osamu Tanaka	Representative in Tokyo / in charge of Public and Private Institutional Relations and Recycling Business
	Sukeichi Miki	In charge of Technology and Intellectual Property
Managing Directors	Yukio Shohtoku	In charge of Overseas Operations and Olympic Games
	Takami Sano	President, Panasonic Automotive Systems Company / in charge of Industrial Sales
	Susumu Koike	In charge of Device Engineering, Environmental Technology and Production Engineering / President, Semiconductor Company
	Fumio Ohtsubo	President, Panasonic AVC Networks Company / in charge of Storage Device Business
	Haruo Ueno	Director, Corporate Legal Affairs Division / in charge of Corporate Risk Management and Corporate Business Ethics
	Hidetsugu Otsuru	In charge of Quality Administration and Environmental Affairs / President, Display Devices Company
	Yoshiaki Kushiki	In charge of Multimedia and Software Technology
Directors	Josei Ito	Chairman of the Board, Nippon Life Insurance Company
	Toshio Morikawa	Advisor, Sumitomo Mitsui Banking Corporation
	Hiroaki Enomoto	Director, Tokyo Branch / in charge of Public and Private Institutional Relations
	Toshio Sugiura	Director, Corporate Management Division for China and Northeast Asia
	Tetsuya Kawakami	In charge of Finance and Accounting
	Hideaki Iwatani	Director, Corporate Management Division for the Americas
	Yoshitaka Hayashi	In charge of Home Appliance Businesses / President, Home Appliance & Housing Electronics Company and President, Air-Conditioner Company / in charge of Packaged Air-Conditioner Company and Health Care Business Company
	Toshihiro Sakamoto	Senior Vice President, Panasonic AVC Networks Company (Business Group Executive of Visual Network Products Business Group)
	Masaki Akiyama	President, Panasonic System Solutions Company
	Yoichiro Maekawa	Director, Corporate eNet Business Division
	Tomikazu Ise	Director, Corporate Management Division for Europe
Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Motoi Matsuda	Full-time

	Yoshitomi Nagaoka	Full-time
Corporate Auditors	Toshiomi Uragami	Adviser, Sumitomo Life Insurance Company
	Kiyosuke Imai	Chairman of the Board, Matsushita Electric Works, Ltd.

(Notes)	1. Those with the title of Managing Director or above are Representative Directors.
2. Josei Ito and Toshio Morikawa are outside directors as provided by the Commercial Code of Japan.

3. Toshiomi Uragami and Kiyosuke Imai are outside corporate auditors as provided by “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

4. Changes in Directors during fiscal 2003:
Retirements:

At the conclusion of the 95th Ordinary General Meeting of Shareholders held on June 27, 2002, Kazuhiko Sugiyama retired as Director upon expiration of his term, and Toru Ishida and Tameshige Hirai retired as Directors.

5. On April 1, 2003, the following changes were made in Director responsibilities:

Kazuo Toda (Senior Managing Director): concurrently assigned the duty to Corporate Sales Strategy Division for National/Panasonic Retailers (relieved from his duty to Corporate

                                                                     Consumer Products Distribution Division) and relieved from his duty to Housing Equipment Sales

Susumu Koike (Managing Director): concurrently assigned the duty to camera modules business
Yoshitaka Hayashi (Director): concurrently appointed to President, Matsushita Home Appliance Co., Ltd. (relieved from his duties as President, Home Appliance & Housing Electronics Company and President, Air-Conditioner Company)

(5) Employees

(as of March 31, 2003)
Total
Number of employees (Increase from the end of the preceding fiscal period)	52,376 (+2,863)
Average age	41.3
Average length of service with the Company (years)	19.9

(6) Stock Acquisition Rights Issued to Persons Other than Shareholders with Specially Favorable      Conditions

Stock Acquisition Rights Issued on July 15, 2002

1)	Class and number of shares for which Stock Acquisition Rights were issued:

116,000 shares of common stock of the Company in aggregate.

2)	Total number of Stock Acquisition Rights:

116 Stock Acquisition Rights (1,000 shares of common stock per Stock Acquisition Right).

3)	Issue price of each Stock Acquisition Right:

No charge.

4)	Amount to be paid upon exercise of each Stock Acquisition Right:

1,734,000 yen (1,734 yen per share of common stock).

The price to be paid per share (the “Exercise Price”) shall be adjusted by the following formula in case of a stock split or issue of new shares at a price less than the market price per share of common stock of the Company. Any fractions less than one (1) yen resulting from this calculation shall be rounded up to the nearest whole yen amount.

				Number of shares already + issued	Number of newly issued shares	X	Amount to be paid per share
Exercise Price after adjustment	=	Exercise Price before adjustment	X		Market price per share before stock split or issue

				Number of shares already issued	+	Number of shares increased due to stock split or new issue

5)	Period during which Stock Acquisition Rights are exercisable (the “Exercise Period”):

July 1, 2004 through June 30, 2008

6)	Conditions for exercise of Stock Acquisition Rights:
a)	Stock Acquisition Rights may not be exercised in part only. However, if the Company reduces the number of shares constituting one (1) unit under the Unit Share System, each Stock Acquisition Right may be exercised in part for the purpose of obtaining a unit of shares (after such reduction in the number of shares constituting one (1) unit) or any integral multiples thereof.
b)	In case any Board Director or senior executive holding Stock Acquisition Rights retires from his eligible position prior to the Exercise Period, he may exercise his Stock Acquisition Rights for the period within one year from July 1, 2004.
c)	In case any Board Director or senior executive holding Stock Acquisition Rights retires from his eligible position during the Exercise Period, he may exercise his Stock Acquisition Rights for the period within six months after his retirement, but not after the Exercise Period.
d)	The above b) and c) shall not be applied in cases where any Board Director holding Stock Acquisition Rights retires from the Board and becomes a qualified senior executive to assume the position of a Director of one of the Company’s wholly-owned or major unlisted subsidiaries, or where any senior executive holding Stock Acquisition Rights retires from such position to assume the position of a Board Director of the Company.
e)	Other conditions for the exercise of Stock Acquisition Rights shall be provided for in an agreement entered into between the Company and each of the allottees.

7)	Cancellation of Stock Acquisition Rights:

The Company may cancel Stock Acquisition Rights at no charge if any of the following cases arises:

a)	where a holder of Stock Acquisition Rights has passed away during the period from the date of issue of his Stock Acquisition Rights to June 30, 2008;
b)	where the Company has acquired unexercised Stock Acquisition Rights;
c)	where Stock Acquisition Rights have become unexercisable pursuant to the provisions set forth in 5) and 6) above;
d)	any other cases provided for in an agreement between the Company and each of the allottees.

8)	Restriction of transfer of Stock Acquisition Rights:

Approval of the Board of Directors of the Company shall be required for transfer of Stock Acquisition Rights.

9)	Specially favorable conditions of Stock Acquisition Rights:

The Company issued Stock Acquisition Rights to Directors and employees (senior executives) of the Company at no charge.

10)	Name of allottees and the number of Stock Acquisition Rights allotted:
a)	Directors of the Company

Name	Number of Stock Acquisition Rights
Yoichi Morishita, Masayuki Matsushita, Kunio Nakamura	10
Atsushi Murayama, Takashi Kawada	6
Kazuo Toda, Osamu Tanaka, Sukeichi Miki	4
Yukio Shohtoku, Takami Sano, Susumu Koike, Fumio Ohtsubo, Haruo Ueno, Hidetsugu Otsuru, Yoshiaki Kushiki	3
Josei Ito, Toshio Morikawa, Hiroaki Enomoto, Toshio Sugiura, Tetsuya Kawakami, Hideaki Iwatani, Yoshitaka Hayashi, Toshihiro Sakamoto, Masaki Akiyama, Yoichiro Maekawa, Tomikazu Ise, Masaharu Matsushita	2

b)	Employees (senior executives) of the Company

Name	Number of Stock Acquisition Rights
Yukinobu Yasuda	3
Koshi Kitadai, Kazumi Kawaguchi, Takao Funatsu, Akio Matsukawa, Kunihiro Azuma, Toru Ishida, Fujio Nakajima	2

(7) Business Affiliations

1) Progress of business affiliations:

As a comprehensive electronics manufacturer, the Company maintains manufacturing, sales and service activities in various related business fields in close cooperation with the Matsushita Group companies in and outside of Japan.

The business affiliations conducted during the fiscal year are as follows.

1.	The Company established Toshiba Matsushita Display Technology Co., Ltd. through a joint business division with Toshiba Corporation on April 1, 2002.
2.	The Company transformed Matsushita Communication Industrial Co., Ltd. (currently Panasonic Mobile Communications Co., Ltd.), Kyushu Matsushita Electric Co., Ltd. (currently Panasonic Communications Co., Ltd.), Matsushita Seiko Co., Ltd. (currently Matsushita Ecology Systems Co., Ltd.), Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc. into wholly-owned subsidiaries of the Company through share exchanges on October 1, 2002.
3.	On January 1, 2003, the Company and Panasonic Mobile Communications Co., Ltd. divided part of their respective businesses and transferred such divided businesses between each other. Also, on the same day, the Company established Panasonic Factory Solutions Co., Ltd. through a joint business division with Panasonic Communications Co., Ltd.
4.	On January 1, 2003, Panasonic Communications Co., Ltd. succeeded part of the business divided from Panasonic Mobile Communications Co., Ltd., and also merged with Matsushita Graphic Communication Systems, Inc. on the same day.
5.	On March 20, 2003, the Company divided and transferred part of its business to MT Picture Display Co., Ltd. (renamed as Matsushita Toshiba Picture Display Co., Ltd. on April 1, 2003), a joint venture with Toshiba Corporation.

2) Principal subsidiaries:

			(as of March 31, 2003)
Company name	Capital stock	% of ownership	Principal business
Victor Company of Japan, Ltd.	¥34,115 million	52.6%	Manufacture and sale of audio, visual and computer-related electronic equipment for consumer and professional uses, and magnetic tape, disks and other media

Panasonic Communications Co., Ltd.	¥29,845 million	100.0	Manufacture and sale of fixed-line communications equipment including document-related products

Matsushita Electronic Components Co., Ltd	¥23,012 million	99.3	Manufacture and sale of electric and electronic equipment, electronic components and electronic materials

Panasonic Mobile Communications Co., Ltd.	¥22,856 million	100.0	Manufacture and sale of mobile communications terminals, public access network-related equipment, and measuring and memory-related equipment

Panasonic Factory Solutions Co., Ltd.	¥15,000 million	100.0	Manufacture and sale of production systems such as circuit manufacturing and parts mounting equipment and systems

Matsushita Ecology Systems Co., Ltd.	¥12,092 million	100.0	Manufacture and sale of environment-related equipment and systems

Matsushita Refrigeration Company	¥11,942 million	100.0	Manufacture and sale of refrigerators, vending machines, compressors and heating and cooling components

Matsushita Battery Industrial Co., Ltd.	¥10,500 million	98.3	Manufacture and sale of primary and rechargeable batteries, chargers, uninterruptible power supply systems, battery-applied products and battery components

Matsushita Kotobuki Electronics Industries, Ltd.	¥7,907 million	100.0	Manufacture and sale of video, information and health care equipment, components and recycling equipment

Matsushita Industrial Equipment Co., Ltd.	¥3,000 million	100.0	Manufacture and sale of information terminals, precision bonding equipment, welding machines, robots, power control and distribution equipment and capacitors

Matsushita Electric Corporation of America	US$536.9 million	100.0	Manufacture and sale of various electric and electronic equipment, with regional headquarters functions

Matsushita Electric Europe (Headquarters) Ltd.	St£182.7 million	100.0	Sale of various electric and electronics products, with regional headquarters functions

Company name	Capital stock	% of ownership	Principal business
Matsushita Communication Industrial Czech s.r.o.	Czk 1,260.0 million	70.0	Manufacture and sale of cellular phones and car audio equipment

Matsushita Electric Asia Pte. Ltd.	Singapore $40.0 million	100.0	Sale of various electric and electronics products, with regional headquarters functions

Matsushita Electronics (S) Pte. Ltd.	Singapore $25.0 million	100.0	Manufacture and sale of audio and related equipment

Matsushita Television & Network Systems Co., (Malaysia) Sdn. Bhd.	RM 120.0 million	100.0	Manufacture and sale of color TVs

Matsushita Electric (Taiwan) Co., Ltd.	NT $3,421.7 million	69.8	Manufacture and sale of various electric and electronic products

Matsushita Electric (China) Co., Ltd.	CNY 251.2 million	100.0	Sale of various electric and electronic products, with regional headquarters functions

Guangzhou Matsushita Air-Conditioner Co., Ltd.	CNY 282.1 million	67.8	Manufacture and sale of air conditioners

3) Results of business affiliations:

The Company’s consolidated financial results are summarized in the table below.

	Year ended March 31, 2002	Year ended March 31, 2003	Comparison 2003 / 2002
Net sales (in billions of yen)	¥7,073.8	¥7,401.7	104.6%
Income (loss) before income taxes (in billions of yen)	(537.7)	68.9	+¥606.6
Net income (loss) (in billions of yen)	(427.7)	(19.4)	+¥408.3
Net income (loss) per common share (in yen)	¥(206.09)	¥(8.70)	+¥197.39
Number of consolidated companies Number of companies reflected by the equity method	383 48	384 48	+1 0

(Notes)	1. The Company’s consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.
2. Amounts less than one-tenth of a billion yen have been omitted.
3. Net income (loss) per share amounts are calculated on a diluted basis, using the average number of issued shares outstanding during each period.

4. From this fiscal year (fiscal 2003), the Company has included certain subsidiaries of Victor Company of Japan, Ltd. in its consolidated reporting. Consolidated results for fiscal 2002 have been restated retroactively.

(8) Subsequent Event

On April 1, 2003, Matsushita Electronic Components Co., Ltd. (MACO) and Matsushita Battery Industrial Co., Ltd. (MBI) became wholly-owned subsidiaries of the Company pursuant to share exchange agreements concluded between the Company and each of these subsidiaries on September 26, 2002. The Company issued 5,127,941 new shares in the aggregate upon the share exchanges on April 1, 2003, allotting them to MACO and MBI shareholders (other than the Company) at the ratio of 0.476 shares and 0.945 shares of the Company per share of common stock of MACO and MBI, respectively.

Balance Sheet

Assets	March 31, 2003 (in millions of yen)
Current assets	2,042,769

Cash and deposits	760,804
Trade notes receivable	21,657
Trade accounts receivable	570,664
Other receivables	66,714
Deposits paid	218,071
Advance payments	13,928
Short-term loans	59,923
Deferred tax assets	142,347
Allowance for doubtful receivables	(5,970)
Finished goods, merchandise and semi-finished goods	101,350
Raw materials, supplies and work in process	90,807
Other current assets	2,469

Fixed assets	3,020,044
Tangible fixed assets	425,670
Buildings	168,436
Structures	6,444
Machinery and equipment	122,738
Vehicles	108
Tools, furniture and fixtures	19,015
Land	82,119
Construction in progress	26,807

Intangibles	30,911
Patent and trademark rights	2,436
Software	26,888
Facility utility and other rights	1,587

Investments and other assets	2,563,462
Investment securities	517,994
Investments in subsidiaries	1,700,380
Investments in equity, other than capital stock	14,958
Investments in equity of subsidiaries, other than capital stock	106,657
Allowance for investment loss	(62,868)
Long-term deposits paid	18,925
Long-term loans	10,260
Deferred tax assets	257,154

Total assets	5,062,813

(Notes)	1.	In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.
	2.	Short-term receivables from subsidiaries	¥560,433 million
		Long-term receivables from subsidiaries	¥10,262 million
		Short-term payables to subsidiaries	¥734,671 million
		Long-term payables to subsidiaries	¥1,991 million
	3.	Accumulated depreciation of tangible fixed assets	¥1,261,832 million
	4.	Leased assets (computers, etc.) are not included in the above “Fixed assets.”
	5.	Major foreign currency assets and liabilities:

Investments in subsidiaries	US$5,967,376 thousand	(¥804,868 million)
Investments in subsidiaries	RM 784,299 thousand	(¥40,404 million)
Investments in subsidiaries	Stg£ 205,174 thousand	(¥47,062 million)
Investments in subsidiaries	S$ 210,941 thousand	(¥16,661 million)
Investments in subsidiaries	NT$5,125,752 thousand	(¥22,346 million)
Investments in equity of subsidiaries, other than capital stock	Euro 171,125 thousand	(¥22,951 million)

Liabilities	March 31, 2003 (in millions of yen)
Current liabilities	1,821,878

Trade notes payable	11,041
Trade accounts payable	438,151
Other payables	25,918
Accrued expenses	296,410
Reserve for bonuses	53,617
Accrued income taxes	350
Advance receipts	12,960
Deposits received	763,157
Employees’ deposits	76,609
Deposits from customers	8,813
Convertible bonds (to be redeemed within 1 year)	97,742
Reserve for warranty costs	16,914
Reserve for sales promotion	17,722
Other current liabilities	2,469

Long-term liabilities	472,906

Bonds	300,000
Long-term deposits received	2,690
Employee retirement and severance benefits	170,215

Total liabilities	2,294,785

Shareholders’ Equity
Capital stock	258,738
Capital surplus	564,067
Capital reserve	564,067
Retained earnings	2,053,767
Legal reserve	52,748
Reserve for advanced depreciation	4,302
Reserve for dividends	81,000
Contingency reserve	1,858,680
Unappropriated retained earnings at end of period	57,035
[Net income for period	28,828 ]
Unrealized holding gains (losses) of available-for-sale securities, etc.	(1,411)
Treasury stock	(107,134)

Total shareholders’ equity	2,768,028

Total liabilities and shareholders’ equity	5,062,813

(Notes)	6.	Discounted export bills of exchange	¥268 million
	7.	Guarantees	¥1,553 million
	8.	Stock Acquisition Rights:
		Number and class of shares	116,000 shares of common stock
		Balance of Stock Acquisition Rights	116
		Issue price per share upon exercise of Stock Acquisition Rights	1,734 yen
	9.	Net income (loss) per share for the period (from April 1, 2002 to March 31, 2003)	12.80 yen
	10.	Deposits paid, which was previously included in Other current assets, is now recorded as an independent item under Current assets from this fiscal period due to its increased importance. The amount of Deposits paid included in Other current assets in the previous fiscal period was ¥133 million.

Statement of Income

from April 1, 2002 to March 31, 2003
(in millions of yen)
Recurring Profit & Loss
Operating income and expenses
Net sales	4,237,869
Cost of sales	(3,444,104)
Selling, general and administrative expenses	(740,880)
Operating profit	52,884
Non-operating income and expenses
Non-operating income
Interest and dividend income	51,431
Other	32,422
Non-operating expenses
Interest expense	(18,771)
Other	(37,769)

Recurring profit	80,196

Non-recurring Profit & Loss
Non-recurring profit
Profit from return of substitutional portion	36,359
Profit on transfer of businesses	6,822
Profit on sale of tangible fixed assets	6,901
Profit on sale of investment securities	850
Profit on sale of investments in subsidiaries	1,354
Non-recurring loss
Loss on sale of investment securities	(1,620)
Loss on valuation of investment securities	(40,934)
Loss on business restructuring	(1,363)

Income before income taxes	88,566

Provision for income taxes
Current	(6,154)
Deferred	(53,584)
Net income	28,828
Unappropriated retained earnings brought forward from the previous period	41,191
Interim dividend	(12,984)
Unappropriated retained earning at end of period	57,035

(Notes)	1.	Amounts less than ¥1 million have been omitted.
2.	Sales to subsidiaries	¥2,247,672 million
Purchases from subsidiaries	¥2,061,058 million
Turnover with subsidiaries other than sales and purchases	¥ 36,778 million
3.	Loss on business restructuring includes one-time expenses such as employee transfer costs associated with the restructuring of several domestic businesses.

Summary of Significant Accounting Policies

1.	Valuation method of inventories:
Finished goods, semi-finished goods, work in process: Lower of cost (average) or market
Merchandise, raw materials, supplies: Lower of cost determined by last purchase price method, or market
2.	Valuation method of securities:
Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method
Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

3.	Derivatives: Market valuation method
4.	Method of depreciation of tangible fixed assets:

A reasonable number of years of useful life is determined for different classes of fixed assets to reflect the effects of technical innovation on equipment obsolescence (typically reducing the legally stipulated years of useful life by around 20-30%). Depreciation is calculated using the declining balance method.

5.	Method of amortization of intangible assets:

With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.

6.	Provision of allowance for investment loss:
Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.
7.	Accrual for employee retirement and severance benefits:

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transfer obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards (the transfer obligation excluding the substitutional portion amounting to ¥17,115 million) is being amortized on a straight-line basis over 15 years.

The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, based on the average years of remaining service of employees at the time such actuarial gains and losses arose.

Additional Information:

On June 13, 2002, the Company obtained approval from the Ministry of Health, Labour and Welfare for exemption from the portion of future benefit obligations recorded and maintained by the Company and certain subsidiaries on behalf of the Japanese Government (the “substitutional portion”), in accordance with the law concerning the defined benefit pension plans in Japan.

The Company applied the interim measure set forth in Item 47-2 of the “Practice Guidelines Concerning Retirement Benefit Accounting (Interim Report)” (Report of the Accounting Standards Committee of Japanese Institute of Certified Public Accountants No. 13), whereby on the day of approval, it recognized the relinquishment of retirement payment obligations and the portion of pension assets to be returned to the Government with respect to the Company-paid portion of the relevant pension plans. The portion of pension assets to be returned to the Government amounted to ¥240,567 million at the year-end.

8.	Lease:
Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
9.	Basis of hedge accounting:

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts, currency options, interest swap and commodity futures trading. Foreign exchange forward contracts are accounted for using the allocation method.

10.	Consumption tax, etc. are excluded from all items in the statement of income.

Additional information
Tax effect accounting:

The Company applied “Temporary Treatment of Accounting for Tax Effects for Introduction of Pro Forma Standard Taxation under Local Enterprise Income Tax Law” (The Japanese Institute of Certified Public Accountants, March 25, 2003). As a result, net income for the period decreased ¥8,589 million.

Proposed Allocation of Profit

	(in yen	)
Unappropriated retained earnings at end of period	57,035,966,857

Allocation proposed as follows:
Year-end dividend	14,745,729,444
(¥6.25 per share)
Directors’ bonuses	200,000,000
Corporate auditors’ bonuses	15,000,000
Reserve for advanced depreciation	1,607,789,180

Unappropriated retained earnings carried forward to the next period	40,467,448,233

(Notes)	1. An interim dividend in the aggregate of ¥12,984,098,800 (¥6.25 per share) was distributed (payable December 10, 2002).
2. The reserve for advanced depreciation is based on the provisions of special taxation measures law.

Copy of Report of Accounting Auditors

Independent Auditors’ Report

April 24, 2003

To: The Board of Directors	Shin Nihon & Co.
Matsushita Electric Industrial Co., Ltd.

Masahiro Mekada
Certified Public Accountant
Koichi Kobori
Certified Public Accountant
Yasuo Himeiwa
Certified Public Accountant

We have audited the balance sheet, the statement of income, the business report and the proposed allocation of profit (referred to as “the financial statements” hereinafter) and the supplemental schedules of Matsushita Electric Industrial Co., Ltd. (the Company) for the 96th fiscal period ended March 31, 2003 for the purpose of reporting under the provisions of Article 2 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.” With respect to the aforementioned business report and the supplemental schedules, our audit was limited to those matters based on the accounting records of the Company. These financial statements and supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and supplemental schedules based on our audits as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedules. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes those considered necessary for the subsidiaries.

In our opinion,

(1)	the balance sheet and the statement of income present properly the financial position and the result of operations of the Company in conformity with related regulations and the Articles of Incorporation of the Company,
(2)	the business report, as far as the accounting data included in such report are concerned, presents properly the status of the Company in conformity with related regulations and the Articles of Incorporation of the Company,
(3)	the statement of proposed allocation of profit has been prepared in conformity with related regulations and the Articles of Incorporation of the Company, and
(4)	the supplemental schedules as far as the accounting data included in such schedules are concerned have been prepared in conformity with the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Copy of Report of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the performance of duties of Directors during the 96th fiscal period from April 1, 2002 to March 31,2003 and, as a result of discussion, does hereby report the results of audit as follows:

1. Method of Audit

Each Corporate Auditor has performed examinations, in accordance with the audit policy and the distribution of audit responsibility among the Corporate Auditors set by the Board of Corporate Auditors, as follows:

(1)	Each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from Directors and employees, perused important documents including those subject to executive approval, conducted examination of conditions of business and assets at the head office and other major business offices, and requested from the Company’s subsidiaries reports on their operations when deemed necessary.
(2)	Each Corporate Auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examinations of accounting documents and important transaction records.
(3)	With respect to the Directors’ engaging in competing transactions, transactions involving conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares – these various actions all being specified in Article 133, Paragraph 1 of the Japanese Commercial Code Enforcement Regulations, each Corporate Auditor has, in addition to the audit procedures described above, requested Directors and other parties reports on the state of compliance by Directors of laws and regulations, the state of enforcement of internal control measures as well as the transactions referred to above, and conducted investigations and examinations as deemed necessary.

2. Results of Audit:

In the opinion of the Board of Corporate Auditors:

(1)	with respect to the Directors’ execution of their duties, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found; moreover, with regard to actions specified in Article 133, Paragraph 1 of the Japanese Commercial Code Enforcement Regulations, no violation of duties by any Director has been found; in addition, with regard to the Directors’ execution of their duties related to subsidiaries, nothing has been found that would necessitate comment;
(2)	the method of audit employed by Shin Nihon & Co. and the result thereof are proper and fair;
(3)	the contents of the business report present fairly the position of the Company pursuant to laws and regulations and the Articles of lncorporation;
(4)	the proposed allocation of profit contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances;
(5)	the supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on.
April 25, 2003
Board of Corporate Auditors

	Motoi Matsuda	Yoshitomi Nagaoka
	Senior Corporate Auditor	Senior Corporate Auditor

	Toshiomi Uragami	Kiyosuke Imai
	Corporate Auditor	Corporate Auditor

(Note)	Toshiomi Uragami and Kiyosuke Imai are outside corporate auditors as provided in Paragraph 1 of Article 18 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

[Reference Material for Exercise of Voting Rights]

1. Number of voting rights held by all shareholders	2,228,193

2. The bills and reference materials:

Bill No. 1: To approve the proposed allocation of profit with respect to the 96th fiscal period

It is proposed that the allocation of profit shall be made as shown in detail on Page 18 herein, taking into consideration the management environment and future business development.

At Matsushita, returning profits to shareholders is respected as one of the Company’s most important management policies. With regard to the year-end dividend for this fiscal period, management hereby proposes that a cash distribution be made at the rate of 6.25 yen per share of common stock (3.75 yen per share was paid last year). If approved, total dividends for the 96th fiscal period, including the interim dividend already paid, will be 12.50 yen per share of common stock.

Bill No. 2: To make partial amendments to the Company’s Articles of Incorporation

(Summary of the Bill and Reasons for the Amendments)

(1)	Pursuant to the “Law on Amendments to the Commercial Code and Other Related Laws” (Law No. 44 of 2002) effective as of April 1, 2003, the Commercial Code has been amended as follows: a system for the lapse of share certificates has been established; and a reduction of the quorum for special resolutions of general meetings of shareholders has been permitted by providing for the provisions to such effect in the Articles of Incorporation. In accordance with such amendments, the Company will amend the provisions regarding the Transfer Agent and also make necessary amendments to reduce the quorum for special resolutions of general meetings of shareholders in order to ensure the deliberation of the matters requiring the special resolution.

(2)	Under the autonomous management in each business domain, the Company will introduce a new Group management system tailored to the Company’s new organizational structure and establish a Company-specific corporate governance system. In connection to this, the Company will introduce new provisions in order to adopt an Executive Officer System as the Group wide executive system, shorten the terms of office of Directors to one (1) year in order to clarify their responsibilities as Directors and establish a dynamic Board of Directors organization, limit Representative Directors to Senior Managing Directors and above, and make necessary amendments therefor.

(3)	Pursuant to the “Law on Amendments to the Commercial Code and the Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations” (Law No. 149 of 2001) effective as of May 1, 2002, the Commercial Code has been amended as follows: the terms of office of Corporate Auditors have been extended; and introduction of a system of limiting the liability of Directors and Corporate Auditors (excluding those Directors and Corporate Auditors who act in bad faith or with gross negligence) has been permitted by providing for the provisions to such effect in the Articles of Incorporation. In accordance with such amendments, the Company will amend the provisions regarding the terms of office of Corporate Auditors and introduce new provisions for limiting the liability of Directors and Corporate Auditors in order for them to fulfill their roles upon execution of business even under the current severe economic situation. In connection to this, the Company has obtained the unanimous consent of the Board of Corporate Auditors for the introduction of such new provisions limiting the liability of Directors.

(4)	Certain Articles shall be renumbered as necessary and certain language shall be revised.

The current Articles and the proposed amendments are as follows:

(Underlines indicate parts modified)

Current Articles	Proposed Amendments
Article 9. (Transfer Agent)	Article 9. (Transfer Agent)
The Company shall appoint a transfer agent with respect to shares.	The Company shall appoint a transfer agent with respect to shares.
The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto.	The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto.

The register of shareholders of the Company shall be kept at the handling office of the transfer agent, and the handling business related to shares, such as registration of transfer of shares, purchase by the Company of shares not constituting a full unit, etc., shall be handled by the transfer agent and the Company shall not handle such business.

The register of shareholders and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the handling business related to shares, such as registration of transfer of shares, purchase by the Company of shares not constituting a full unit, etc., shall be handled by the transfer agent and the Company shall not handle such business.

Article 13. (Method of Adopting Resolutions)	Article 13. (Method of Adopting Resolutions)

Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the votes of shareholders present or represented at the meeting.

Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the votes of shareholders present or represented at the meeting.

Special resolutions of general meetings of shareholders pursuant to Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the votes of the shareholders present or represented at the meetings, who hold not less than one-third of the votes of all shareholders.

CHAPTER IV	CHAPTER IV
DIRECTORS AND BOARD OF DIRECTORS	DIRECTORS AND BOARD OF DIRECTORS, ETC.

Article 17. (Representative Directors and Directors with Special Titles)	Article 17. (Representative Directors and Directors with Special Titles)
The Company may, by a resolution of the Board of Directors, appoint from among the Directors one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors, one President, and one or more Executive Vice Presidents, Senior Managing Director sand Managing Directors.	The Company may, by a resolution of the Board of Directors, appoint from among the Directors one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors, one President, and one or more Executive Vice Presidents, Senior Managing Director sand Managing Directors.

The Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President, Executive Vice Presidents, Senior Managing Directors and Managing Directors shall be severally represent the Company.

The Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President, Executive Vice Presidents and Senior Managing Directors shall be severally represent the Company.

Article 18. (Terms of Office of Directors)	Article 18. (Terms of Office of Directors)

The terms of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing accounts within two (2) years from their assumption of office.

The term of office of a Director elected to fill a vacancy shall expire at the time his/her predecessor’s full term of office would have expired.

The terms of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one (1) year from their assumption of office.

(Newly introduced as shown on the right)	Article 20. (Limitation of Director’s Liability)

The Company may, pursuant to the provisions of Article 266, Paragraph 12 of the Commercial Code, by a resolution of the Board of Directors, exempt a Director (including a former Director) from the liability for his/her actions set forth in Article 266, Paragraph 1, Item 5 of the Commercial Code to the extent permitted by applicable laws and ordinances.

The Company may, pursuant to the provisions of Article 266, Paragraph 19 of the Commercial Code, enter into an agreement with an outside Director of the Company, which limits the liability for his/her actions set forth in Article 266, Paragraph 1, Item 5 of the Commercial Code to the aggregate amount of the amounts provided for in each item of Article 266, Paragraph 19 of the Commercial Code.

Articles 20–21. (Text is omitted herein)	Articles 21–22. (Current Articles 20 and 21 shall be renumbered Articles 21 and 22 respectively and the texts thereof shall be the same as present)

(Newly introduced as shown on the right)

Article 23. (Executive Officers)

The Company may, by a resolution of the Board of Directors, appoint Executive Officers in charge of the execution of the business of the Company.

Duties of Executive Officers and other matters relating to Executive Officers shall be governed by the Regulations of Executive Officers established by the Board of Directors

Articles 22–24. (Text is omitted herein)	Articles 24–26. (Current Articles 22–24 shall be renumbered Articles 24–26 respectively and the texts thereof shall be the same as present)

Article 25. (Terms of office of Corporate Auditors)

The terms of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within three (3) years from their assumption of office.

The term of office of a Corporate Auditor elected to fill a vacancy shall expire at the time his/her predecessor’s full term of office would have expired.

Article 27. (Terms of office of Corporate Auditors)

The terms of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within four (4) years from their assumption of office.

Article 26. (Text is omitted herein)	Article 28. (Text shall be the same as current Article 26)

(Newly introduced as shown on the right)

Article 29. (Limitation of Corporate Auditor’s Liability)

The Company may, pursuant to Article 280, Paragraph 1 of the Commercial Code, by a resolution of the Board of Directors, exempt a Corporate Auditor (including a former Corporate Auditor) from his/her liability to the extent permitted by applicable laws and ordinances.

Articles 27–32. (Text is omitted herein)	Articles 30–35. (Current Articles 27–32 shall be renumbered Articles 30–35 respectively and the texts thereof shall be the same as present)

Article 33. (Timing of Conversion of Convertible

                  Debentures and Dividends)

With respect to the first payment of dividends on shares issued upon conversion of convertible debentures, such conversion shall be deemed to have been made at the beginning of the business year in which the application for conversion was made and the dividends shall be paid accordingly.

For the purpose of the application of the above provisions, the interim dividends pursuant to the provisions of Article 31 shall be deemed as the dividends and each of the periods from April 1 to September 30 and from October 1 to March 31 of the next following year shall be deemed a business year respectively.

Article 36. (Timing of Conversion of Convertible                   Debentures and Dividends)

With respect to the first payment of dividends on shares issued upon conversion of convertible debentures, such conversion shall be deemed to have been made at the beginning of the business year in which the application for conversion was made and the dividends shall be paid accordingly.

For the purpose of the application of the above provisions, the interim dividends pursuant to the provisions of Article 34 shall be deemed as the dividends and each of the periods from April 1 to September 30 and from October 1 to March 31 of the next following year shall be deemed a business year respectively.

Article 34. (Text is omitted herein)	Article 37. (Text shall be the same as current Article 34)

Bill No. 3: To approve the repurchase of the Company’s own shares

The Company hereby seeks shareholders’ consent for the repurchase of shares of common stock of the Company pursuant to the provisions of Article 210 of the Commercial Code, to enable the Company to flexibly implement capital management in response to changes in the business environment. The maximum number of shares purchasable in aggregate shall be 200 million shares, the amount in aggregate that can be spent for the share purchases shall be up to 200 billion yen, and the purchase period shall be until the closing of the next ordinary general meeting of shareholders.

Bill No. 4: To elect 6 directors

The terms of office of 12 directors currently in office, namely Messrs. Masayuki Matsushita, Kunio Nakamura, Atsushi Murayama, Takashi Kawada, Osamu Tanaka, Sukeichi Miki, Hidetsugu Otsuru, Yoshiaki Kushiki, Toshio Sugiura, Masaki Akiyama, Yoichiro Maekawa and Tomikazu Ise will expire at the conclusion of the 96th Ordinary General Meeting of Shareholders, and Hiroaki Enomoto and Hideaki Iwatani will resign as directors at the same time.

In connection with this, election of six directors is hereby proposed.

On this occasion, Atsushi Murayama, Takashi Kawada, Sukeichi Miki, Toshio Sugiura, Masaki Akiyama, Yoichiro Maekawa and Tomikazu Ise will retire from the Board of Directors.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record		Ownership of the Company’s shares
(1) Masayuki Matsushita October 16, 1945	Apr. 1968 Feb. 1986 June 1990 June 1992 June 1996 June 2000	Joined the Company; Director of the Company; Managing Director of the Company; Senior Managing Director of the Company; Executive Vice President of the Company; Vice Chairman of the Board of Directors	7,913,351 shares

(2) Kunio Nakamura July 5, 1939	Apr. 1962 June 1993 June 1996 June 1997 June 2000	Joined the Company; Director of the Company; Managing Director of the Company; Senior Managing Director of the Company; President of the Company.	31,000 shares

(3) Osamu Tanaka November 1, 1940	Apr. 1963 June 1995 June 1997 June 1999 June 2000 June 2001 June 2002

Joined the Company;

Director of the Company;

Managing Director of the Company;

Senior Managing Director of the Company;

In charge of Recycling Business;

In charge of Public and Private Institutional Relations;

Representative in Tokyo.

19,750 shares

(4) Hidetsugu Otsuru August 20,1943	Apr. 1967 June 1998 Apr. 1999 Apr. 2001 June 2001 June 2002

Joined the Company;

Director of the Company;

President of Matsushita Electronics Corporation;

President of Display Devices Company;

Managing Director of the Company;

In charge of Quality Administration and Environmental Affairs.

16,000 shares

(5) Yoshiaki Kushiki January 17, 1946	Apr. 1968 June 1999 June 2001	Joined the Company; Director of the Company; Managing Director of the Company, and in charge of Multimedia and Software Technology.	10,000 shares

(6) Shinichi Fukushima* November 13, 1948	Apr. 1971 Oct. 1995 Apr. 1997	Joined the Company; Assistant General Manager, Corporate Personnel Dept.; General Manager of Corporate Personnel Dept. (currently Group Manager of Corporate Personnel Group).	4,000 shares

(Notes)	1. No conflicting interest exists between the Company and any of the above candidates.
2. An asterisk(*) denotes a candidate to be newly elected as director.

Bill No. 5: To elect 3 corporate auditors:

The terms of office of three corporate auditors currently in office, namely Messrs. Motoi Matsuda, Toshiomi Uragami and Kiyosuke Imai will expire at the conclusion of the 96th Ordinary General Meeting of Shareholders, and Motoi Matsuda and Toshiomi Uragami will retire as corporate auditors.

In connection with this, election of three corporate auditors is hereby proposed.

Prior consent of the Board of Corporate Auditors has been obtained as to this proposal.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record (Parentheses indicate current posts representing other companies)		Ownership of the Company’s shares
(1) Kiyosuke Imai November 14, 1934	May 1958 Feb. 1989 Feb. 1994 Feb. 2000 June 2000	Joined Matsushita Electric Works, Ltd. (MEW); Director of MEW; President of MEW; Chairman of the Board of MEW; Corporate Auditor of the Company.	3,000 shares
(Chairman of the Board of Matsushita Electric Works, Ltd.)

(2) Kazumi Kawaguchi* October 25, 1943	Apr. 1968 June 1992 June 1995 June 1996 June 1999	Joined the Company; Director of Kyushu Matsushita Electric Co., Ltd. (KME); Managing Director of KME; Senior Managing Director of KME; General Manager, Affiliates Management Dept of the Company;	7,803 shares
	June 2000	General Manager, Corporate Accounting Dept. (currently Group Manager of Corporate Accounting Group);
	July 2001	In charge of Corporate Accounting Group.

(3) Yasuo Yoshino* October 5, 1939	April 1965 July 1988 July 1997 July 2001	Joined Sumitomo Life Insurance Co. (Sumitomo Life); Director of Sumitomo Life; Executive Vice President of Sumitomo Life; Chairman of the Board of Sumitomo Life.	3,000 shares

(Notes)	1. No conflicting interest exists between the Company and any of the above candidates.
2. Asterisks (*) denote candidates to be newly elected as corporate auditors.

3. Mr. Kiyosuke Imai and Mr. Yasuo Yoshino are candidates for outside corporate auditors as provided in Paragraph 1 of Article 18 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

Bill No. 6: To elect accounting auditors of the Company

The term of contract with the accounting auditors of the Company, Shin Nihon & Co., will expire at the conclusion of the 96th Ordinary General Meeting of Shareholders.

As part of reorganizations taking place among international auditing firms, the division of Shin Nihon & Co. that has been responsible for auditing the Company has split from Shin Nihon & Co., and formed a new firm, AZSA & Co. This newly established firm is thus proposed as the candidate for new accounting auditors of the Company.

Prior consent of the Board of Corporate Auditors has been obtained as to this proposal.

The candidate for new accounting auditors is outlined below:

Name:	AZSA & Co.
Location:	Main Office:	Hibiya Kokusai Building
		2-3, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
	Branch Office:	Ginsen Bingomachi Building
		6-5, Kawaramachi 3-chome, Chuo-ku, Osaka
Established:	February 26, 2003
Overview*:	Paid-in capital:	45 million yen
	Personnel:	Partners	CPAs	10 (7 are representative partners)
		Staff	CPAs	89
			Junior Accountants	110
			Other	71

			Total	280

International Business: Registered as a member firm of KPMG International

(*Projection as of the date of this shareholders’ meeting)

Bill No. 7: To grant retirement allowances to retiring directors for their meritorious service

It is proposed that retirement allowances be granted to Messrs. Atsushi Murayama, Takashi Kawada, Sukeichi Miki, Toshio Sugiura, Masaki Akiyama, Yoichiro Maekawa and Tomikazu Ise, who will retire as directors upon expiration of their terms at the conclusion of this shareholders’ meeting, as well as to Messrs. Hiroaki Enomoto and Hideaki Iwatani, who will resign as directors also at the conclusion of this shareholders’ meeting, in respective amounts within a specified range according to the Company’s standards.

The decision as to the exact amounts to be granted and the time and method of payment is to be entrusted to the Board of Directors.

Brief personal careers of the above directors are as listed below:

Name	Brief personal career
Atsushi Murayama	June 1995 Director of the Company June 1997 Managing Director of the Company; June 1998 Senior Managing Director of the Company; June 2000 Executive Vice President of the Company
Takashi Kawada	June 2001 Executive Vice President and Director of the Company
Sukeichi Miki	June 1997 Director of the Company; June 1999 Managing Director of the Company; June 2001 Senior Managing Director of the Company
Hiroaki Enomoto	June 1996 Director of the Company
Toshio Sugiura	June 1997 Director of the Company
Hideaki Iwatani	June 2000 Director of the Company
Masaki Akiyama	June 2001 Director of the Company
Yoichiro Maekawa	June 2001 Director of the Company
Tomikazu Ise	June 2001 Director of the Company

Bill No. 8: To grant retirement allowances to retiring corporate auditors for their meritorious service:

It is proposed that retirement allowances be granted to Messrs. Motoi Matsuda and Toshiomi Uragami, who will retire upon expiration of their terms at the conclusion of this shareholders’ meeting, in respective amounts within a specified range according to the Company’s standards.

The decision as to the exact amounts to be granted and the time and method of payment is to be made by the Company’s corporate auditors upon their mutual consultation.

Brief personal careers of the above corporate auditors are listed below:

Name	Brief personal career
Motoi Matsuda	June 2000 Senior Corporate Auditor (full-time) of the Company
Toshiomi Uragami	June 2000 Corporate Auditor of the Company

[Reference Material]

The consolidated balance sheet and statement of income of the Company

The consolidated balance sheet and statement of income of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.

Consolidated Balance Sheet
Assets	March 31, 2003 (in millions of yen)
Current assets	3,986,178

Cash and cash equivalents	1,167,470
Time deposits	395,559
Short-term investments	1,196
Trade receivables (notes and accounts)	1,146,905
Inventories	783,262
Other current assets	491,786

Noncurrent receivables	299,239

Investments and advances	1,020,137

Property, plant and equipment	1,298,895

Other assets	1,230,244

Total assets	7,834,693

Liabilities	March 31, 2003 (in millions of yen)
Current liabilities	2,570,832

Short-term borrowings, including current portion of long-term debt	333,686
Trade payables (notes and accounts)	727,284
Other current liabilities	1,509,862

Long-term liabilities	1,975,284

Long-term debt	588,202
Other long-term liabilities	1,387,082

Total liabilities	4,546,116

Minority interests	110,177

Stockholders’ Equity
Common stock	258,738
Capital surplus	1,219,686
Legal reserve	80,700
Retained earnings	2,432,052
Accumulated other comprehensive income (loss)	(705,642)
Treasury stock	(107,134)

Total stockholders’ equity	3,178,400

Total liabilities and stockholders’ equity	7,834,693

(Notes)	1. Accumulated other comprehensive income (loss) breakdown:
	Cumulative translation adjustments	¥(161,124) million
	Unrealized holding gains (losses) of available-for-sale securities	¥(18,082) million
	Unrealized gains (losses) of derivative instruments	¥ (1,090) million
	Minimum pension liability adjustments	¥(525,346) million

2. On October 1, 2002, Matsushita Electric Industrial Co., Ltd. transformed Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc. into wholly owned subsidiaries, based on share exchange agreements that were executed on April 26, 2002, for which the Company has applied SFAS No. 141, “Business combinations.” As a result of these share exchanges, the Company recorded 315,046 million yen in “Other assets” in the consolidated balance sheet as the total of goodwill and certain other accounts on October 1, 2002.

Consolidated Statement of Income
from April 1, 2002 to March 31, 2003
(in millions of yen)
Net Sales	7,401,714

Cost of sales	(5,323,605)
Selling, general and administrative expenses	(1,951,538)

Operating profit	126,571
Non-operating income and expenses
Interest income	22,267
Dividend income	4,506
Interest expense	(32,805)
Restructuring charges	(12,476)
Write-down of investment securities	(52,611)
Other income (loss), net	13,464

Income before income taxes	68,916

Provision for income taxes	(71,276)
Minority interests	(5,505)
Equity in earnings of associated companies	(11,588)

Net income (loss)	(19,453)

(Notes)

1. Due to a revised local enterprise income tax law in light of a new pro-forma standard taxation system promulgated on March 31, 2003, the Company revaluated Deferred tax assets and increased Provision for income taxes by 22,317 million yen in the consolidated statement of income.

2. “Restructuring charges” in the consolidated statement of income include expenses associated with the implementation of early retirement programs. “Other income (loss), net “ for fiscal 2003 includes a gain on the sale of Panasonic Disc Services Corporation in the United States. Under accounting principals generally accepted in the United States, these charges and gains are included as part of operating profit (loss) in the statement of income.

[Editor’s note]

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Please see the consolidated statement of income together with Note 2. above for U.S. GAAP reconciliation.

Disclaimer Regarding Forward-Looking Statements

This Notice includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

NEWSLETTER TO SHAREHOLDERS

with

the 96th business report

for

the fiscal year ended

March 31, 2003

(This is an English translation of a newsletter circulated to shareholders in Japan.)

Matsushita Electric Industrial Co., Ltd.

OSAKA, JAPAN

To Our Shareholders

Fiscal 2003 Business Results

During the year ended March 31, 2003 (fiscal 2003), the overall business environment was characterized by persisting instability. The Japanese economy remained sluggish due mainly to continuing deflationary trends and slow growth in consumer spending. Overseas economies were adversely affected by the slowdown of U.S. economic growth, coupled with negative effects of the war in Iraq.

Amid such an environment, Matsushita undertook several Groupwide initiatives to achieve a V-shaped recovery from the operating loss recorded in fiscal 2002. Specifically, the Company aggressively introduced competitive “V-Products” that gained favorable market acclaim. Particularly, in the consumer electronics area, a number of products increased market share in the domestic market. Consequently, the Company achieved sales of approximately ¥1 trillion for 88 V-products on a Groupwide basis. The Company also intensified initiatives to strengthen overseas operations as a corporate “growth engine,” through aggressive sales promotion and regional strategies, aiming at enhanced earnings capability on a global basis.

Furthermore, the Company implemented comprehensive Groupwide business and organizational restructuring. This was executed for the purpose of clarifying business domains as strategic business units and integrating R&D, manufacturing and sales in each business domain. Under this new structure, autonomous and customer-oriented, fully-integrated business operations have been established, thereby accelerating the Company’s growth strategy through concentration of resources. Moreover, Matsushita established a new management system that emphasizes cash flows on a global consolidated basis, by focusing on a leaner balance sheet and a high assets turnover rate.

[Consolidated Results]

As a result of these initiatives, consolidated sales for fiscal 2003 increased 5% from the previous fiscal year, to ¥7,401.7 billion.

Factors such as sales increases and the positive effects of the previous year’s business restructuring resulted in an operating profit of ¥126.5 billion. Regarding pretax income, Matsushita posted a substantial improvement from the previous year, but incurred losses on the valuation of investment securities. As a result, income before income taxes for fiscal 2003 was ¥68.9 billion. In addition, because of the revision of Japanese tax laws to lower local enterprise income taxes in light of a new pro-forma standard taxation system, Matsushita recorded losses related to adjustments of net deferred tax assets that have been necessitated by the revision. As a result, the Company recorded a net loss of ¥19.4 billion.

[Non-consolidated (Parent Company Alone) Results]

Parent-alone sales increased 9% from the previous fiscal year, to ¥4,237.8 billion.

Regarding parent-alone earnings, despite continuing downward pressure on prices, operating profit increased to ¥52.8 billion, due to increased sales, cost reduction efforts and the positive results of business restructuring. Recurring profit increased to ¥80.1 billion. The parent company recorded a non-recurring profit of ¥52.2 billion, including a one-time profit related to an exemption from the future benefit obligation with respect to the substitutional portion of the Employee Pension Funds that the Company operates on behalf of the Japanese government. On the other hand, the parent company incurred non-recurring losses of ¥43.9 billion, due mainly to losses on the valuation of investment securities. These factors, combined with an additional negative effect from adjustments of net deferred tax assets necessitated by the revision of the local tax laws, resulted in a parent-alone net income of ¥28.8 billion for fiscal 2003.

1

Re-declaration of Matsushita’s Founding

Matsushita has designated this year as one where we will “re-declare our founding,” or in other words, return to the basic principles upon which the Company was founded, in pursuit of new growth opportunities. Continuing our contribution to society in the 21st century, we will accelerate our commitment to dynamic growth on a global scale.

In fiscal 2004, Matsushita plans to introduce new V-products that exceed last years’ models in terms of both quality and quantity. In addition to boosting domestic market share to 25%, we will also utilize global simultaneous product introductions to increase the popularity of these products on a global level, thereby achieving Groupwide sales of approximately ¥1.2 trillion for the new V-products.

Regarding overseas business, as an “engine” to drive business growth, we will undertake initiatives to strengthen overseas operations so that they would generate at least 60% of total earnings.

Matsushita will place particular emphasis on China, which we view as a global manufacturing center and a huge market.

In research and development, we will concentrate resources into strategic areas, while continuing to develop proprietary “black-box” technologies to establish solid pillars of management in each business domain, aiming to achieve the top position in global markets.

Offering Value-Added Ideas

From fiscal 2004, Matsushita will position “Panasonic” as its globally unified brand name for overseas markets under the slogan of “Panasonic ideas for life.” This brand slogan represents the commitment of all Matsushita employees around the world, from R&D and manufacturing to marketing and services, in providing products and services with valued ideas, which can enrich peoples’ lives and advance society. In the context of this slogan, the Company will further devote itself to increasing brand value.

At the same time, to pursue harmonious coexistence with the global environment, we will continue our commitment to environmentally conscious management, by promoting the “Green Plan 2010,” which specifies practical targets of our new “Environmental Vision,” established in compliance with the Company’s “Environmental Statement.”

Through these endeavors, Matsushita seeks to contribute to society as a fair and open global enterprise, while adhering to our basic management philosophy.

I would like to thank all our shareholders for your continued support.

June 2003

Sincerely,

Kunio Nakamura President

2

Special Feature: V-products

Achieving the top position in global markets through V-products, made possible by Matsushita’s advanced technologies

During fiscal 2003, Matsushita launched competitive V-products, which are those that can capture the top share in high-volume markets, thereby making a significant contribution to the Company’s business. As a result of aggressive marketing efforts, V-products launched in fiscal 2003 achieved success in both Japanese and overseas markets, contributing to business expansion.

During fiscal 2004, Matsushita plans to introduce 90 new V-products that exceed last year’s models in terms of both quality and quantity. With these V-products, Matsushita intends to achieve sales of approximately ¥1.2 trillion. By developing V-products with advanced features and design at reasonable prices, the Company will establish businesses that serve as pillars for future growth, aiming for the top position in global markets.

This Special Feature outlines Matsushita’s R&D, global marketing, and global brand strategies, as they pertain to V-products.

R&D Strategy

Creating “Black-box” Technologies

“Black-box” technologies, or those that cannot be easily imitated by competitors, are essential for developing competitive products. Matsushita’s vacuum insulation material for hydrofluorocarbon (HFC)-free refrigerators, as well as the Company’s original oxygen enrichment membrane process for use in air conditioners, are prime examples of such black-box technologies. To accelerate development of these technologies, Matsushita will select priority development areas and concentrate management resources into such areas.

The Company will also further strengthen quality management systems to ensure high-quality products.

Achieving the top position in global markets

The following are examples of products supplied by Panasonic AVC Networks Company, which are expected to gain the top share in global markets.

Secure Digital (SD) Memory Cards

During fiscal 2003, SD Memory Cards achieved the world’s top share. Matsushita intends to further increase its share by strengthening its SD-compatible product lineup, including digital still cameras, SD Multi AV Recorders, and cellular phones.

3

DVD Recorders

Matsushita will promote the DVD-RAM format as the global de-facto standard, by reinforcing its DVD recorder product lineup and implementing simultaneous product introductions worldwide. At the same time, Matsushita aims to establish a manufacturing structure capable of producing one million DVD recorders per month in fiscal 2005.

Digital TVs

Matsushita aims to achieve the top market share in plasma display panel (PDP) TVs in fiscal 2005, the market for which is expected to grow rapidly.

Matsushita is thus making Groupwide efforts to develop products that can capture the top share in their respective global markets and support overall growth.

Global Marketing Strategies

Global Simultaneous Product Introductions

During fiscal 2004, Matsushita will commence launching V-products simultaneously on a worldwide basis. Through simultaneous introductions of these competitive products, Matsushita seeks to fully exploit marketing opportunities and maximize profits at an early stage in product lifecycles. At the same time, the Company will enhance product image and increase brand value by offering products all over the world that result in customers’ peace of mind, security and brand loyalty.

Global Brand Strategy

“Panasonic” Designated as Unified Global Brand Name

To strengthen global marketing activities, Matsushita has designated “Panasonic” as its unified global brand name for overseas markets, although in Japan the Company will continue to also use the “National” brand, which is extremely popular in the Japanese market. As a new brand slogan, Matsushita has adopted “Panasonic ideas for life,” representing the Company’s continued commitment to offering products and services with value-added ideas, which enrich customers’ lives and advance society.

By developing V-products and strengthening global marketing activities, Matsushita will strive to win customers over worldwide, leading to increased corporate value.

4

(Parent Company Alone)

Financial Summary

	(Millions of yen, except per common share information)
	Years ended March 31,
Fiscal period	2001	2002	2003
Sales	¥4,831,866	¥3,900,790	¥4,237,869
Recurring profit (loss)	115,494	(42,480)	80,196
Net income (loss)	63,687	(132,410)	28,828
Net income (loss) per common share [yen]	30.63	(63.79)	12.80
Cash dividends per common share [yen]	12.50	10.00	12.50
Capital	210,994	258,737	258,738
Total assets	4,599,528	4,565,972	5,062,813
Shareholders’ equity	2,716,690	2,553,374	2,768,028
Shareholders’ equity per common share [yen]	1,306.37	1,225.39	1,173.14

(Notes)	1. Amounts less than 1 million yen have been omitted, except per common share information.

2. Net income (loss) per common share amounts were calculated using the average number of shares outstanding during each fiscal period, while shareholders’ equity per common share amounts were based on the number of shares outstanding at the end of each period.

From fiscal 2002, the average number of shares outstanding during a period and the number of shares outstanding at the end of a period do not include treasury stock.

3. Beginning in fiscal 2003, net income per common share was calculated in accordance with Accounting Standard No. 2, “Accounting Standard for Earnings per Share” and Accounting Standard No. 4, “Implementation Guidance for Accounting Standard for Earnings per Share.”

Editor’s notes:

1.	This Newsletter contains both consolidated and non-consolidated (parent company alone) financial statements, in accordance with generally accepted practices in Japan. Readers of this English edition should not confuse the two kinds of financial statements. (For more details of consolidated financial and operating results, please see Matsushita’s Annual Report, which will be published separately in July.)
2.	In accordance with regulations concerning financial documents under the Japanese Commercial Code, all amounts less than 1 million yen have been omitted from the financial statements in this newsletter.

Similarly, amounts less than one-tenth of a billion yen are truncated in cases where amounts are provided in billions of yen.

3.	Certain information, including product advertising in the Japanese market, has been omitted from this newsletter (English edition).

5

(Parent Company Alone)

Sales Breakdown

	Years ended March 31,
Fiscal period	2001	2002	2003
AVC Networks	47%	48%	49%
Video and Audio Equipment	13	14	17
Information and Communications Equipment	34	34	32
Home Appliances	17%	17%	15%
Industrial Equipment	8%	7%	6%
Components and Devices	28%	28%	30%

Total	100%	100%	100%

Major Products

Categories	Major products
AVC Networks Video and Audio Equipment	Videocassette recorders (VCRs), camcorders and related equipment, digital still cameras, color TVs, TV/VCR combination units, LCD TVs, PDP TVs, DVD players, DVD recorders, Compact Disc (CD), Mini Disc (MD) players and Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, electronic musical instruments, satellite broadcast receivers and related equipment, etc.
Information and Communications Equipment	Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers, printers, copying machines, CRT and liquid-crystal displays, CD- ROM, DVD-ROM/RAM and other optical disc drives, HDDs and other computer peripherals, CATV systems, broadcast- and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other car AV equipment, etc.

Home Appliances	Refrigerators, room air conditioners, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, infrared ray warmers, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems equipment, bath and sanitary equipment, electric lamps, bicycles, photographic flash units, fire extinguishers, etc.

Industrial Equipment	Electronic-parts-mounting machines, industrial robots, welding machines, electronic power distribution equipment, ventilation and air-conditioning equipment, vending machines, electronic measuring instruments, medical equipment, etc.

Components and Devices	Semiconductors, electronic tubes, electronic circuit components, printed circuit boards, transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, LCD devices, electric motors, micro motors, compressors, dry batteries, storage batteries, solar batteries, battery chargers, non-ferrous metals, etc.

6

(Parent Company Alone)

Balance Sheets (Summary)

	(As of March 31)
	Yen (millions)
	2003	2002
Assets

Current assets	2,042,769	1,759,207

Cash and deposits	760,804	736,022
Trade receivables (notes and accounts)	592,322	569,635
Short-term marketable securities	—	2,973
Inventories	192,158	200,405
Deferred tax assets	142,347	127,453
Other current assets	361,106	127,147
Allowance for doubtful receivables	(5,970)	(4,430)

Fixed assets	3,020,044	2,806,764

Tangible fixed assets	425,670	465,202
Intangibles	30,911	30,468
Investments	2,563,462	2,311,093
Securities	517,994	595,885
Shares of subsidiaries	1,700,380	1,361,915
Deferred tax assets	257,154	286,276
Other investments	87,933	67,017

Total assets	5,062,813	4,565,972

Liabilities and Shareholders’ Equity

Current liabilities	1,821,878	1,395,272

Trade payables (notes and accounts)	449,193	430,285
Other payables and accrued expenses	322,329	262,443
Bonds (to be redeemed within 1 year)	—	125,267
Convertible bonds (to be redeemed within 1 year)	97,742	—
Other current liabilities	952,614	577,276

Long-term liabilities	472,906	617,324

Bonds	300,000	300,000
Convertible bonds	—	97,744
Employee retirement and severance benefits	170,215	218,090
Other long-term liabilities	2,690	1,490

Total liabilities	2,294,785	2,012,597

Capital	258,738	258,737
Capital surplus	564,067	341,387
Retained earnings	2,053,767	2,004,056
[Net income (loss) for period	28,828	(132,410)]
Unrealized holding gains (losses) of available-for-sale securities, etc.	(1,411)	41,377
Treasury stock	(107,134)	(92,184)

Total shareholders’ equity	2,768,028	2,553,374

Total liabilities and shareholders’ equity	5,062,813	4,565,972

(Notes)	1. Amounts less than 1 million yen have been omitted.
	2. Accumulated depreciation of tangible fixed assets for fiscal 2003	¥1,261,832	million
	3. Net income per common share for fiscal 2003	¥12.80

7

Statements of Operations (Summary)

	(Year ended March 31)
	Yen (millions)
	2003	2002

Sales	4,237,869	3,900,790
Cost of sales	(3,444,104)	(3,344,354)
Selling, general and administrative expenses	(740,880)	(649,389)

Operating profit (loss)	52,884	(92,952)

Non-operating income	83,853	110,392
Non-operating expenses	(56,541)	(59,920)

Recurring profit (loss)	80,196	(42,480)

Non-recurring income	52,288	3,381
Non-recurring loss	(43,918)	(215,097)

Income (loss) before income taxes	88,566	(254,197)

Provision for income taxes
Current	(6,154)	(240)
Deferred	(53,584)	122,026

Net income (loss)	28,828	(132,410)

Unappropriated retained earnings brought forward from the previous period	41,191	42,891
Interim dividend	(12,984)	(12,994)

Unappropriated retained earnings (deficit) at end of period	57,035	(102,513)

(Note)	Amounts less than 1 million yen have been omitted.

Allocation of Profit

	(Year ended March 31)
	in Yen
	2003	2002

Unappropriated retained earnings (deficit) at end of period	57,035,966,857	(102,513,712,468)
Transfer from reserve for dividends	—	8,000,000,000
Transfer from contingency reserve	—	145,000,000,000

Total	57,035,966,857	50,486,287,532

To be allocated as follows:
Year-end dividend	14,745,729,444	7,813,954,482
	(¥6.25 per share)	(¥3.75 per share)
Directors’ bonuses	200,000,000	—
Corporate Auditors’ bonuses	15,000,000	—
Reserve for advanced depreciation	1,607,789,180	1,480,432,971

Unappropriated retained earnings carried forward to next period	40,467,448,233	41,191,900,079

(Notes)	1. An interim dividend in the aggregate of ¥12,984,098,800 (¥6.25 per share) was distributed (payable December 10, 2002).
2. The reserve for advanced depreciation is based on the provisions of special taxation measures law.

8

Review by Product Category (Parent Company Alone)

AVC Networks

Video and Audio Equipment

Sales in this category increased to ¥738.2 billion, a 31.4% rise from the previous fiscal year. This significant improvement was realized mainly on the success of the aggressive launch of competitive V-Products, joined by increased demand related to the FIFA World CupTM held in June 2002.

Although overall demand for conventional TVs remained low, Matsushita maintained the top position in the Japanese digital TV industry. In the emerging flat-screen TV market, the Company also further strengthened its product lineup and significantly expanded sales with the launch of new products, from PDP TVs, which offer one of the industry’s highest levels of contrast and brightness, to LCD TVs.

In VCRs and audio equipment, new products such as the easy-to-use, compact digital camcorder “DIGICAM,” portable MD players and MD stereos became market hits, achieving solid sales growth.

The launch of the “DIGA” DVD recorder series, including models featuring a unique simultaneous recording and playback function and those with a built-in hard disk drive (HDD), helped the Company to maintain the leading market share in DVD recorders.

Matsushita enhanced the competitive advantage of the SD format in the industry through expansion of SD Memory Card compatible products, covering not only digital still cameras, but also audio equipment and information and communications equipment, as well as through the introduction of Matsushita’s unique compact SD Multi AV Recorder that can record both still and moving images.

Matsushita augmented its lineup of high picture quality, easy-to-use “LUMIX” digital still cameras, which led to an increased market share.

In the years to come, Matsushita will strive to solidify its digital AV networks business, centered around digital TVs, DVDs and SD-related products, by expanding its opportunities in each of these product areas and interlinking them.

Information and Communications Equipment

Sales in this category grew 0.5% compared with the previous year, to ¥1,331.9 billion. Steady sales of business-use AV equipment and automotive-related equipment more than offset the adverse effects of slow demand for IT-related equipment, resulting in higher overall sales in this category.

In communications equipment, Matsushita launched a new, slim Internet-capable cellular phone to favorable market response in Japan, and in the second half of the year, released a new camera-equipped handset in response to sharply rising demand. These endeavors, however, were countered by severe competition, and overall sales increased only marginally relative to the previous fiscal year.

In information equipment, the Company introduced the world’s lightest B5-sized notebook PC with extended battery capacity, and also expanded its lineup of ruggedized notebook PCs. However, sales of PC peripherals, including various disc drives, were forced into a year-on-year decline due to deteriorated market conditions.

In broadcast- and business-use AV equipment, new additions to the compact, light DVCPRO series of professional-use video systems for digital BS broadcasting, as well as for terrestrial digital broadcasting, which is scheduled to commence in late 2003, received high praise.

In automotive-related equipment, Matsushita recorded brisk sales of car navigation and car audio systems. It also launched a new terminal unit for the electronic toll collection (ETC) system to promote safe and reliable driving through a voice-operated guide.

For the future, Matsushita will place emphasis on the creation of products and systems that will help build business and social infrastructures as well as enhance governmental and other public services in the broadband network era, leading to a “ubiquitous networking society” by leveraging the Company’s advanced digital AV technology and information technology.

Home Appliances

Sales in this category declined 0.6% year-on-year, to ¥662.0 billion. In the fiscal year under review, despite the successful launching of products that match modern new lifestyles, sales fell on account of protracted sluggishness in both consumer spending and housing investment.

9

In general home appliances, several new products gained acclaim from the market, including a fully automatic washer/dryer featuring the world’s first “foam washing” system, an HFC-free refrigerator with the highest level of energy savings in Japan, and a vacuum cleaner with minimized dust exhaust.

Matsushita also marketed an air conditioner and an oxygen air concentrator, both of which utilize the Company’s original oxygen enrichment membrane process. Furthermore, Matsushita launched the “N-Eco Plan,” a new advertising and marketing campaign to enhance the “National” brand image in Japan.

In household equipment, overall sales declined due to sluggish demand for such products as ventilating fans. However, the Company achieved a large sales gain in 200-volt induction-heating cooking equipment. Matsushita also initiated a new business called “Safe Lighting Service” to promote collection of used fluorescent lamps for recycling. In addition, Matsushita advanced its work to develop “Echo-net” compatible products that offer more enriched and convenient lifestyles with networked home appliances and household equipment.

In the following years, Matsushita will strive to become the world’s leading eco-conscious appliance company that contributes to the enrichment of people’s lives by providing products and services that ensure customers’ “peace of mind, security and brand loyalty.”

Industrial Equipment

Sales in this category decreased 2.6% from the previous year, to ¥249.8 billion. Although depressed capital spending led to a sales decline in Japan in this category, Matsushita expanded sales in overseas markets with exports to Asia and China leading the way.

In factory automation (FA) equipment, the Company reinforced cost competitiveness in high-speed electronic-parts mounting machines, its principal product line, and, together with the introduction of the world’s fastest speed modular chip mounter, expanded its global marketing activities. Matsushita also expanded its product range of high-growth semiconductor mounting machines.

In other industrial equipment, Matsushita released a number of new products, including the fully digital CO2/MAG automatic welding machine and area flow soldering equipment. Notwithstanding, overall sales declined due to sluggish demand for such products as business-use air conditioning equipment.

Into the future, Matsushita will invest management resources more aggressively and strengthen its sales networks in the high-growth Chinese market. The Company will also continue its ongoing efforts to create a new business model that provides not only hardware, but also total solutions, including engineering and related services.

Components and Devices

Sales in this category rose 15.0% from the previous year, to ¥1,255.6 billion. The Company’s principal lines of components and devices posted strong sales growth, driven by V-Products.

In general electronic components, sales gains were led by high-capacitance aluminum electrolytic capacitors and multilayer ceramic chip capacitors, as well as sensors for automobiles.

In semiconductors, Matsushita launched a range of new products, notably the world’s first one-chip system LSI for DVD players, as well as a system LSI for digital high-definition TVs, which attained one of the industry’s highest circuit integration levels. With added contributions by these new products, the Company recorded steady sales growth in such key areas as semiconductors for digital AV equipment and mobile communications equipment.

In electric motors, Matsushita concentrated its sales efforts into growth products, such as the HDD spindle motor using the hydro dynamic bearing technology.

In the future, Matsushita will continue to create products with “black-box,” or proprietary technologies, that cannot be easily imitated by competitors, to attain a leading market share in a number of component and device categories, while also expanding total solution-oriented sales activities backed by these technologies.

10

Corporate News

Matsushita Signs Memorandum with the Vietnamese Ministry of Planning and Investment on Further Business Expansion

With Prime Minister Phan Van Khai of the Socialist Republic of Vietnam in attendance, Matsushita signed a memorandum with the Vietnamese Ministry of Planning and Investment concerning Matsushita’s business expansion in Vietnam. In 1996, Matsushita established an audio and video product manufacturing company in Ho Chi Minh City. To expand manufacturing and sales operations in Vietnam, Matsushita plans to establish a home appliance manufacturing and sales company, toward which the Company will commence feasibility studies shortly. Matsushita expects that the new company will start manufacturing and sales of washing machines, refrigerators and other home appliances by the end of fiscal 2004.

Matsushita Establishes New Car Audio/Navigation Systems Development Company in China

Matsushita established Panasonic Automotive Systems Development Tianjin Co., Ltd. in Tianjin, China, for the development of car audio and car navigation systems. With the establishment of the new company in China, Matsushita’s automotive multimedia R&D network now covers four regions, including existing locations in Japan, the United States and Europe. To promote localization of development activities, the new company in Tianjin will employ local engineers, with the ultimate goal of strengthening Matsushita’s capabilities to develop and design products that meet the specific needs of the Chinese market. Matsushita will continue business expansion in China not only to strengthen operations in that country, but also to establish worldwide R&D, manufacturing and marketing structures in line with the Company’s global strategy.

11

Matsushita Develops World’s Highest Luminescence White LED Light Source

Matsushita developed the world’s highest luminescence white light emitting diode (LED) light source for general lighting purposes by mounting 64 LEDs on a high density 20mm2 heat radiation substrate. By enhancing the LED heat radiation characteristic at least 200 times higher than that of conventional LEDs, Matsushita has successfully controlled the temperature rise of the LEDs mounted in such high density. As a result, at 25 degrees Celsius Matsushita achieved a result of 120 lumens, the highest level in the world. This development has enabled the practical use of white LEDs as a light source, which in turn enables a wide variety of designs for small, lightweight, and slim lighting applications.

World’s First Advanced Plastic Recycling System

Matsushita developed the world’s first plastic recycling system capable of separating flame-retardants from used plastics while maintaining their original physical properties. By enabling efficient removal of flame-retardants from end-of-life TVs and other consumer electronics, this system has the potential to accelerate plastic material recycling, thereby improving recycling rates of consumer electronics.

Children and Environmental Supporters Matching Funds

To support non-profit organizations (NPOs) and non-government organizations (NGOs), and help foster a philanthropic culture in Japan, Matsushita has established two matching funds; In 2001, together with the Japan Initiative for Youth Development (JIYD), Matsushita established the Children Supporters Matching Fund with the aim of assisting grassroots organizations dedicated to supporting the healthy development of children. In 2002, with the Eco Future Fund, Matsushita established the Environmental Supporters Matching Fund to support organizations committed to raising public awareness about eco-friendly lifestyles. To date, these two funds have provided financial support to a total of 12 organizations, helping them advance their respective activities.

12

Consolidated Financial Information

Financial Summary

	(Millions of yen, except per common share information)
	Years ended March 31,
	2001			2002		2003

Sales		¥7,780,519			¥7,073,837		¥7,401,714
{ Domestic sales Overseas sales }	{	3,998,466 3,782,053	}	{	3,313,912 3,759,925 }	{	3,453,836 3,947,878 }

Income (loss) before income taxes		105,497			(537,779)		68,916
Net Income (loss)		41,503			(427,779)		(19,453)
Net income (loss) per common share [yen]		19.56			(206.09)		(8.70)
Total assets		8,295,044			7,768,457		7,834,693
Stockholders’ equity		3,770,213			3,247,860		3,178,400
Stockholders’ equity per common share [yen]		1,813.23			1,558.68		1,347.17

Sales Breakdown

Fiscal period	Years ended March 31,
	2001	2002	2003
AVC Networks	56%	60%	59%
Video and Audio Equipment	23	28	28
Information and Communications Equipment	33	32	31
Home Appliances	17%	17%	16%
Industrial Equipment	6%	4%	4%
Components and Devices	21%	19%	21%

Total	100%	100%	100%

(Notes)	1.	Consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles.
	2.	Due to a revised local enterprise income tax law in light of a new pro-forma standard taxation system promulgated on March 31, 2003, the Company revaluated deferred tax assets and increased provision for income taxes by 22.3 billion yen in the consolidated statement of operations for fiscal 2003.
	3.	Net income (loss) per common share amounts are calculated on a diluted basis.
	4.	Number of consolidated companies: 384 (at end of fiscal 2003)
Number of companies reflected on the equity method: 48 ( ” )
	5.	Amounts less than 1 million yen have been omitted, expect per common share information.
	6.	From fiscal 2003, the Company has included certain subsidiaries of Victor Company of Japan, Ltd. in its consolidated reporting. Consolidated results for previous years have been restated retroactively.

13

Consolidated Balance Sheets (Summary)

	(As of March 31)
	Yen (millions)
	2003	2002
Assets
Current assets	3,986,178	4,006,890

Cash and cash equivalents	1,167,470	933,132
Time deposits	395,559	526,438
Short-term investments	1,196	11,849
Trade receivables (notes and accounts)	1,146,905	1,139,293
Inventories	783,262	903,377
Other current assets	491,786	492,801
Noncurrent receivables	299,239	316,230
Investments and advances	1,020,137	1,251,795
Property, plant and equipment, net of accumulated depreciation	1,298,895	1,493,708
Other assets	1,230,244	699,834

Total assets	7,834,693	7,768,457

Liabilities and Stockholders’ Equity
Current liabilities	2,570,832	2,594,085
Short-term borrowings	333,686	553,651
Trade payables (notes and accounts)	727,284	568,476
Other current liabilities	1,509,862	1,471,958
Long-term debt	588,202	708,173
Other long-term liabilities	1,387,082	746,017

Minority interests	110,177	472,322

Common stock	258,738	258,737
Capital reserve	1,219,686	682,848
Legal reserve	80,700	82,647
Retained earnings	2,432,052	2,470,356
Accumulated other comprehensive income (loss)	(705,642)	(154,543)
Treasury stock	(107,134)	(92,185)

Total liabilities and stockholders’ equity	7,834,693	7,768,457

(Note)	Accumulated other comprehensive income (loss) breakdown :	Yen (millions)
		2003	2002
	Cumulative translation adjustments	(161,124)	(55,121)
	Unrealized holding gains (losses) of available-for-sale securities	(18,082)	50,812
	Unrealized gains (losses) of derivative instruments	(1,090)	128
	Minimum pension liability adjustments	(525,346)	(150,362)

14

Consolidated Statements of Operations (Summary)

	(Year ended March 31)
	2003	2002
	Yen (millions)
Sales	7,401,714	7,073,837
Cost of sales	(5,323,605)	(5,312,039)
Selling, general and administrative expenses	(1,951,538)	(1,960,796)

Operating profit (loss)	126,571	(198,998)
Other income (deductions) :
Interest income	22,267	34,361
Dividends received	4,506	8,219
Interest expense	(32,805)	(45,088)
Restructuring charges	(12,476)	(164,056)
Write-down of investment securities	(52,611)	(92,297)
Other income (loss), net	13,464	(79,920)

Income (loss) before income taxes	68,916	(537,779)
Provision for income taxes	(71,276)	53,275
Minority interests	(5,505)	56,666
Equity in earnings of associated companies	(11,588)	59

Net income (loss)	(19,453)	(427,779)

(Notes)

1.      Due to a revised local enterprise income tax law in light of a pro-forma standard taxation system promulgated on March 31, 2003, the Company revaluated deferred tax assets and increased provision for income taxes by 22,317 million yen in consolidated statement of operations for fiscal 2003.

2.      “Restructuring charges” in the consolidated statements of operations include expenses associated with the implementation of early retirement programs. “Other income (loss), net” for fiscal 2003 includes a gain on the sale of Panasonic Disc Services Corporation in the United States.

Consolidated Statements of Cash Flows (Summary)

	(Year ended March 31)
	2003	2002
	Yen (millions)
Cash flows from operating activities	698,317	112,946
Cash flows from investing activities	(11,177)	(74,472)
Cash flows from financing activities	(442,854)	416
Effect of exchange rate changes on cash and cash equivalents	(9,948)	16,541

Net increase in cash and cash equivalents	234,338	55,431
Cash and cash equivalents at beginning of the year	933,132	877,701

Cash and cash equivalents at end of the year	1,167,470	933,132

15

Disclaimer Regarding Forward-Looking Statements

This Newsletter includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this Newsletter do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Newsletter. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

16

Outline of the Company (as of March 31, 2003)

Name in English:	Matsushita Electric Industrial Co., Ltd.
Corporate Headquarters:	1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan
Telephone: 81-6-6908-1121
Date of Incorporation:	December 15, 1935 (founded on March 7, 1918)
Capital:	¥258,738 million
Number of Employees:	52,376 (parent company alone)